UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

POWER MEDICAL INTERVENTIONS, INC.

(Name of Subject Company)

POWER MEDICAL INTERVENTIONS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Classes of Securities)

739299105

(CUSIP Number of Classes of Securities)

Brian M. Posner

Chief Financial Officer

Power Medical Interventions, Inc.

2021 Cabot Boulevard

Langhorne, PA 19047

(267) 775-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications On Behalf of the Person(s) Filing)

Copy to:

James A. Lebovitz, Esq.

R. Craig Smith, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company is Power Medical Interventions, Inc., a Delaware corporation (“PMI”). The principal executive offices of PMI are located at 2021 Cabot Boulevard, Langhorne, Pennsylvania, 19047, and PMI’s telephone number is (267) 775-8100.

(b) Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, the “Schedule 14D-9”) relates to the common stock, par value $0.001 per share, of PMI (the “Shares”). As of the close of business on August 3, 2009, there were 17,187,791 Shares issued and outstanding. The number of Shares issued and outstanding does not include any shares of common stock subject to options, warrants or convertible promissory notes or any shares of restricted stock outstanding as of August 3, 2009.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of PMI, which is filing this Schedule 14D-9, is set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer (the “Offer”) by Covidien Delaware Corp., a Delaware corporation (“Purchaser”) and wholly-owned direct or indirect subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $2.08 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (or such other amount per share as may be paid pursuant to the Offer) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 28, 2009 (the “Merger Agreement”), by and among Parent, Purchaser and PMI. The Merger Agreement provides, among other things, that, following consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the condition that the number of Shares validly tendered and not withdrawn prior to the expiration date of the Offer represents at least a majority of PMI’s then “fully diluted” Shares (which, for purposes of such calculation, includes all Shares that PMI may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00), and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into PMI (the “Merger”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares held by Purchaser or Parent and stockholders, if any, who exercise their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), PMI will become a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated by reference herein.

Following the consummation of the Offer, provided that at least 80% of the Shares shall be then directly or indirectly owned by Purchaser or Parent, Purchaser has an irrevocable option (the “Top-Up Option”) to purchase, newly issued Shares at the Offer Price that, when added to the number of Shares owned by Purchaser and Parent, shall constitute sufficient shares to consummate a “short-form” merger under the DGCL. A “short form” merger of PMI refers to a merger effected without a vote by PMI’s stockholders because Purchaser has acquired at least 90% of the outstanding Shares. The Top-Up Option shall be exercisable only after Purchaser or Parent has acquired at least 80% of the outstanding Shares.

As set forth in the Schedule TO, (i) the address of the principal executive offices of Purchaser are located at 15 Hampshire Street, Mansfield, MA 02048, and the telephone number at that location is (508) 261-8000, and (ii) the address of the principal executive offices of Parent are located at 150 Glover Ave., Norwalk, Connecticut 06856, and the telephone number at that location is (203) 845-1000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, in PMI’s Proxy Statement on Schedule 14A filed with the SEC on May 11, 2009, as incorporated in this Schedule 14D-9 by reference, including in the Information Statement of the Company attached as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between PMI or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to PMI’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder in connection with Parents’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “PMI Board”) promptly upon the acceptance for payment of, and payment by Purchaser for, an aggregate amount of Shares that represents at least a majority of the issued and outstanding Shares pursuant to the Offer.

In considering the recommendation of the Board of Directors of the PMI Board, you should be aware that PMI’s directors and executive officers have interests in the Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The PMI Board was aware of these interests and considered them, among other matters, in making its recommendation. PMI’s executive officers are Michael P. Whitman, Brian M. Posner, Joseph Camaratta, Donald Malinouskas and Akihisa Akao. Mr. Whitman is also a member of the PMI Board.

(a) Arrangements with Current Executive Officers and Directors of PMI.

Director and Officer Exculpation, Indemnification and Insurance

As permitted under Section 145 of the DGCL, PMI has included in its certificate of incorporation, as amended and restated (the “Charter”), a provision that to the maximum extent permitted by the DGCL, no director of PMI shall be personally liable to the company or any of its stockholders for monetary damages arising out of such director’s breach of fiduciary duty as a director of PMI.

In addition, the Amended and Restated Bylaws of PMI (the “Bylaws”) provide that PMI shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was, or has agreed to become, a director or officer of the corporation, or is or was serving or has agreed to serve, at the request of the corporation, as a director, officer or trustee of, or in a similar capacity with, another corporation (including any partially or wholly owned subsidiary of the corporation), partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the such person or on such person’s behalf in connection with such action, suit or proceeding and any appeal therefrom, if (i) such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe such person conduct was unlawful. The Bylaws also permit PMI in certain circumstances to make advance payments of expenses to any persons entitled to indemnification thereunder.

In addition, PMI maintains directors’ and officers’ liability insurance.

Pursuant to the Merger Agreement, for a period of six years following the Effective Time, Parent has agreed to maintain in effect any rights with respect to matters occurring at or prior to the Effective Time to indemnification or exculpation existing in favor of PMI’s directors or officers in the Charter and Bylaws as in effect immediately prior to the Effective Time. In addition, the Merger Agreement provides that, for a period of six years following the Effective Time, Parent shall not, nor shall it permit Purchaser to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would adversely affect the rights thereunder of individuals who at any time on or prior to the Effective Time were directors or officers of the Company or directors or officers of any of Company subsidiary in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law. The Merger Agreement also provides that in the event any claim or claims are asserted or made either prior to the Effective Time or within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

The Merger Agreement further provides that, the Purchaser shall, and Parent shall cause the Purchaser to: (i) maintain for a period of six years after the Effective Time, at no expense to the beneficiaries, the current policies of the directors’ and officers’ liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the Effective Time, or (ii) purchase a six year extended reporting period endorsement with respect to the directors’ and officers’ liability insurance and maintain such endorsement in full force and effect for its full term, provided, however, that prior to Purchaser taking any actions in clauses (i) or (ii), Parent shall be provided the opportunity to purchase, in lieu thereof, a substitute policy with the same coverage limits and terms at least as favorable, in all material respects, as in the endorsement proposed to be purchased by the Purchaser. The Merger Agreement also provides that if PMI’s or the Purchaser’s existing insurance expires, is terminated or canceled during such six year period or exceeds the maximum premium discussed above, the Purchaser shall obtain, and Parent shall cause the Purchaser to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of such maximum premium, on terms and conditions no less advantageous to the indemnified parties than PMI’s existing directors’ and officers’ liability insurance.

Employment Agreements

Messrs. Whitman, Posner and Camaratta are each party to an employment agreement with PMI. The material provisions of these agreements that relate to potential payments in connection with a change in control of PMI, including the approximate amount of such payments, are described in detail below. For purposes of determining the amount of the potential payments, August 31, 2009 was used as the hypothetical date upon which the change in control event occurs. However, the actual date could be earlier or later, which could affect the amount of payments owed to such executives.

Michael P. Whitman. PMI and Mr. Whitman entered into an employment agreement on March 23, 2007, which was amended on each of February 4, 2008, February 6, 2009 and May 14, 2009. Mr. Whitman’s employment agreement provides for certain payments in the event of a “change in control” (as defined in his employment agreement). In addition, Mr. Whitman is entitled to certain payments and benefits in the event that his employment is terminated in connection with a change in control. The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control under Mr. Whitman’s employment agreement.

Upon a change in control, Mr. Whitman will receive a bonus equal to $25,000 plus 50% of his base salary. Based on Mr. Whitman’s current base salary, this bonus will equal approximately $226,280. In addition, upon a change in control, Mr. Whitman will receive a payment equal to the amount he would have received in the Merger for the cancellation of a stock option to purchase 250,000 shares of PMI’s Common Stock with a per-share exercise price of $0.35. This payment will equal approximately $432,500. Upon the Effective Time, Mr. Whitman will also be entitled to receive a payment in exchange for the cancellation of his then-outstanding stock options, as described below in the section entitled “Treatment of Stock Options.”

If Mr. Whitman terminates his employment for any reason within 90 days following a change in control, then in addition to the change in control payments described above, Mr. Whitman will be entitled to receive (i) a lump sum payment equal to three times his base salary and (ii) a pro-rated tax reimbursement payment in respect of certain benefits received by Mr. Whitman under the terms of his employment agreement. These payments will equal, in the aggregate, approximately $1,214,347.

Under the terms of Mr. Whitman’s employment agreement, if Mr. Whitman would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then the total payments owed to Mr. Whitman (the “Parachute Payments”) as described in the table in the section titled “Executive and Director Compensatory Payments” below will be reduced by the minimum amount necessary (including $0) to maximize the after-tax amount of the Parachute Payments retained by Mr. Whitman.

Brian Posner. PMI entered into an employment agreement with Brian Posner on January 5, 2009. Under the terms of Mr. Posner’s employment agreement, Mr. Posner is entitled to receive twelve months of continued base salary in the event that his employment is terminated by PMI without “cause” (as defined in his employment agreement) following a “change in control” (as defined in his employment agreement). The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control under Mr. Posner’s employment agreement. If Mr. Posner’s employment is terminated by PMI without cause immediately following a change in control, he will be entitled to receive severance payments totaling approximately $250,000. In addition, upon the Effective Time, Mr. Posner will be entitled to receive a payment in exchange for the cancellation of his then-outstanding stock options, as described below in the section entitled “Treatment of Stock Options.”

Joseph Camaratta. PMI entered into an employment agreement with Joseph Camaratta on January 5, 2009. Although he is entitled to severance payments under his employment agreement, Mr. Camaratta is not entitled to receive any special severance benefits in the event that his employment is terminated in connection with a change in control. In addition, upon the Effective Time, Mr. Camaratta will be entitled to receive a payment in exchange for the cancellation of his then-outstanding stock options, as described below in the section entitled “Treatment of Stock Options.”

Treatment of Stock Options

Pursuant to the Merger Agreement, all stock options granted under PMI’s 1999 Stock Option Plan, PMI’s 2000 Stock Option Plan, PMI’s 2004 Stock Incentive Plan and PMI’s 2007 Equity Incentive Plan that are outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive a cash payment for each share of PMI Common Stock underlying such stock option equal to the excess, if any, of the Offer Price over the exercise price per share of such stock option (regardless of whether such stock options are vested and exercisable). Any stock option having an exercise price equal to or greater than the Offer Price will be cancelled without any payment due the option holder.

The approximate value of the cash payments that each executive officer and director of PMI will receive in exchange for the cancellation of his or her stock options (assuming that each such executive officer and director does not otherwise exercise any outstanding and vested stock options prior to the Effective Time) is set forth in the table below. This information is based on the number of stock options held by PMI’s executive officers and directors as of July 28, 2009.

Executive Officer/Director	Options outstanding with a per-share exercise price less than the Offer Price (1)	Options outstanding with a per-share exercise price equal to or greater than the Offer Price	Total Payments
Michael P. Whitman	250,000	1,014,656	$432,500
Brian M. Posner	150,000	—	$270,000
Joseph Camaratta	150,000	—	$270,000
Donald Malinouskas	30,000	70,644	9,300
Akihisa Akao	—	41,250	—
Peter Reich	—	41,250	—
Gerald Dorros, M.D.	4,688	27,189	6,704
Charles W. Federico	4,688	9,376	6,704
James R. Locher, III	4,688	25,814	6,704
John C. Moran	4,688	20,314	6,704
Lon E. Otremba	4,688	9,376	6,704
Mary K. Scucci	4,688	6,446	6,704
Total Option Payments			$1,022,024

(1)	The stock options in this column held by Messers. Federico, Locher, III, Moran and Otremba, Dr. Dorros and Ms. Scucci are vested with respect to 130 shares each as of the date of this Schedule 14D-9 and are scheduled to continue to vest in equal monthly installments through June 2012. The stock options in this column held by Mr. Whitman are vested with respect to 31,249 shares as of the date of this Schedule 14D-9 and are scheduled to continue to vest in equal monthly installments on the last day of each month through January 2013. The stock options in this column held by Messrs. Posner and Camaratta are unvested as of the date of this Schedule 14D-9 and are not scheduled to begin to vest until January 15, 2010. The stock options in this column held by Mr. Malinouskas are unvested as of the date of this Schedule 14D-9 and are not scheduled to begin to vest until November 12, 2009.

Restricted Stock Awards

On July 7, 2009, PMI granted Akihisa Akao, Donald Malinouskas and Peter Reich 19,531 shares of restricted stock, 46,187 shares of restricted stock and 15,625 shares of restricted stock, respectively. These shares of restricted stock vest in equal annual installments on each of the first three anniversaries of the grant date, subject to continued employment on such date, and become fully vested upon the occurrence of a “change in control” (as defined in the restricted stock award agreements). The consummation of the Offer will constitute a change in control under the terms of each restricted stock award agreement. The value of these shares of restricted stock following the removal of the forfeiture restrictions (based on the Offer Price) is $40,624 with respect to Mr. Akao’s shares of restricted stock, $96,069 with respect to Mr. Malinouskas’ shares of restricted stock and $32,500 with respect to Mr. Reich’s shares of restricted stock.

Executive Officer and Director Compensatory Payments

The following table sets forth the approximate amount of compensatory payments that each executive officer and director of PMI is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement. The amounts listed in the table below are described in detail above in the sections entitled “Employment Agreements,” “Treatment of Stock Options” and “Restricted Stock Awards.” The amount in the “Severance Payments” column disclosed for Mr. Whitman assumes that he will terminate his employment within 90 days following the consummation of the transactions contemplated by the Merger Agreement. The amount in the “Severance Payments” column disclosed for Messrs. Posner and Camaratta assumes that their employment will be terminated by PMI without cause immediately following the consummation of the transactions contemplated by the Merger Agreement. All amounts calculated based on the price of PMI’s Common Stock are based on the Offer Price of $2.08.

Executive Officer/Director	Severance Payments ($)	Change in Control Bonus Payments ($)	Stock Option Payments ($)	Restricted Stock Payments ($)	Total Payments ($) (1)
Michael P. Whitman	1,214,347	658,780	432,500	—	2,305,627
Brian M. Posner	250,000	—	270,000	—	520,000
Joseph Camaratta	75,000	—	270,000	—	345,000
Akihisa Akao	—	—	—	40,624	40,624
Donald Malinouskas	—	—	9,300	96,069	105,369
Gerald Dorros	—	—	6,704	—	6,704
John C. Moran	—	—	6,704	—	6,704
Peter Reich	—	—	—	32,500	32,500
James R. Locher, III	—	—	6,704	—	6,704
Charles W. Federico	—	—	6,704	—	6,704
Lon E. Otremba	—	—	6,704	—	6,704
Mary K. Scucci	—	—	6,704	—	6,704

(1)	The amount shown in this column for Mr. Whitman does not reflect any potential reduction to his payments to minimize the effect of the excise tax under Section 4999 of the Code.

Convertible Notes

Dr. Dorros owns an aggregate $1.0 million of PMI’s outstanding 7% convertible senior secured notes due March 30, 2010. Following the consummation of the transactions contemplated by the Merger Agreement, PMI will offer to purchase these notes.

Indemnification of Directors and Officers

As permitted under Section 145 of the DGCL, PMI has included in its certificate of incorporation, as amended and restated (the “Charter”), a provision that no director of PMI shall be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, the Amended and Restated Bylaws of PMI (the “Bylaws”) provide that PMI shall indemnify an officer or director for any costs incurred by such officer or director in connection with a proceeding against such officer or director by reason of the fact that he is or was an officer or director of PMI, unless such indemnification is prohibited under applicable law. Pursuant to the Bylaws, PMI may also be required to advance funds to an officer or director who is entitled to indemnification upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined that such person is not entitled to indemnification. The Bylaws further provide that PMI may provide indemnification or the advancement of expenses to any other person as permitted by applicable law. Such Bylaw provisions are intended to be broader than the statutory indemnification provided in the DGCL.

In addition, PMI maintains directors’ and officers’ liability insurance.

PMI has entered into indemnification agreements with each of its directors, as well as with William L. Asmundson, George Heller and Arno Nash that require PMI to indemnify and hold harmless such individuals to the fullest extent authorized or permitted by the provisions of the Charter, the Bylaws and the DGCL. Messrs. Asmundson, Heller and Nash are former directors of PMI. In connection with any action or proceeding relating to which an indemnitee is entitled to indemnification under an indemnification agreement, PMI is also required to advance fees and expenses to each such indemnitee that is party to an indemnification agreement until a final judgment has been rendered. The form of the indemnification agreement is filed as Exhibit (e)(4) hereto, which is incorporated by reference herein.

Pursuant to the Merger Agreement, for a period of six years following the Effective Time, Parent has agreed to maintain in effect any and all exculpation, indemnification and provisions for the advancement of expenses in PMI’s Charter and Bylaws as in effect immediately prior to the Effective Time. In addition, the Merger Agreement provides that, for a period of six years following the Effective Time, Parent will cause the surviving corporation in the Merger to honor the obligations of PMI to exculpate, indemnify, hold harmless or advance expenses under the indemnification agreements in effect as of the date of the Merger Agreement between PMI and any of its directors and officers.

The Merger Agreement further provides that, for a period of six years after the Effective Time, Parent will maintain PMI’s directors’ and officers’ liability insurance in effect as of the date of the Merger Agreement (or provide substitute policies therefor) with respect to claims arising from acts or omissions prior to or at the Effective Time. Such insurance policy must contain the same coverage and terms and conditions that are equivalent to those in the policies in effect as of the date of the Merger Agreement; provided, however, that Parent will not be obligated to expend per year of coverage more than 200% of the current annual premiums paid for directors’ and officers’ liability insurance currently expended by PMI as of the date of the Merger Agreement.

Voting Agreements

The following stockholders of PMI have entered into tender and voting agreements (the “Voting Agreements”), dated July 28, 2009: Michael P. Whitman, Brian Posner, Donald Malinouskas, Joseph Camaratta, Charles Federico, Gerald Dorros, M.D., Honorable James Locher III, John C. Moran, Lon E. Otremba and Mary Kay Scucci. Each of these stockholders have agreed in the Voting Agreements to (i) tender or cause to be tendered all Shares held of record or beneficially by him or her pursuant to the Offer, (ii) vote all Shares held of record or beneficially by him or her in favor of the adoption and approval of the Merger Agreement and the Merger and (iii) grant Parent during the term of the Voting Agreements a limited irrevocable proxy to vote his or her Shares for the adoption and approval of the Merger Agreement and the Merger. The obligations under the Voting Agreements terminate upon the earlier of (a) the day after the Merger is consummated, (b) September 25, 2009, (c) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to such stockholders and (d) the termination of the Merger Agreement. A form of the Voting Agreements is attached as Exhibit (e)(2) hereto and is incorporated by reference herein.

(b) Arrangements with Parent and the Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement includes customary representations, warranties and covenants of PMI, Parent and Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among PMI, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Merger Agreement. Moreover, some of those representations, warranties and covenants may not be accurate or complete as of any specified date, may be subject to different contractual standards of materiality or may have been used for the purpose of allocating risk among PMI, Parent and Purchaser rather than establishing matters as facts.

Confidentiality Agreement

On February 2, 2009, PMI and Tyco Healthcare Group LP d/b/a Covidien (“Covidien”) entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Covidien has agreed that, subject to certain limitations, any information concerning PMI and its subsidiaries that is of a confidential or proprietary nature furnished to it or its advisors by or on behalf of PMI may be used solely for the purpose of evaluating a possible transaction. Such information may be disclosed to a third party only under the limited circumstances provided in the Confidentiality Agreement. PMI and Covidien also agreed that, subject to certain limited exceptions, for a period of six months neither party will solicit any of the officers or employees of the other party with whom such party has had contact in connection with a proposed transaction pursuant to the Confidentiality Agreement. The Confidentiality Agreement also prohibits Covidien and its subsidiaries from, directly or indirectly, acquiring or seeking to acquire beneficial ownership of any of the securities or assets of PMI or to take certain other actions to influence in any manner the management or policies or affairs of PMI, in each case, for a period of six months. The Confidentiality Agreement and all obligations thereunder terminate on February 2, 2011.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

The PMI Board unanimously (i) approved the Offer and the Merger and approved and adopted the Merger Agreement and declared the Merger Agreement, the Offer, the Merger and the transactions contemplated thereby advisable and in the best interests of the PMI stockholders, (ii) determined to take all action necessary to render the restrictions on business combinations and voting requirements contained in Section 203 of the General Corporation Law of the State of Delaware, if applicable, inapplicable to each of the Offer and the Merger and (iii) recommended that the PMI stockholders accept the Offer, tender their Shares in the Offer to Purchaser and adopt the Merger Agreement and the Merger to the extent required by applicable law.

A copy of the letter to PMI’s stockholders communicating the PMI Board recommendation is filed as Exhibit (a)(2) hereto and is incorporated by reference herein.

(b) Background and Reasons for the Recommendation.

From time to time prior to the date of the Merger Agreement, PMI’s Board had considered various strategic initiatives intended to further the development of PMI’s business, including engaging in discussions with other companies regarding potential business combinations. These communications were either initiated by PMI management at the direction of the PMI Board or resulted from inquiries from the other companies. PMI’s Board and management team have from time to time considered potential business transactions or combinations as well as other various strategic alternatives.

On October 24 and 30, 2008, at meetings of the PMI Board, PMI’s management team presented a strategic plan for the development of PMI’s business. The plan contemplated the development of the next generation of PMI’s medical device products and the consequential expansion of PMI’s sales and marketing and manufacturing capabilities. The plan included various corporate fundraising strategies and various strategies to manage PMI’s outstanding $25 million of 7% convertible senior secured notes due March 30, 2010, or the convertible notes. PMI’s management team also presented a restructuring plan that it proposed to implement during the fourth quarter of 2008 in an effort to contain costs in light of management’s financial forecasts for 2009.

On November 12, 2008, the PMI Board met and endorsed implementation of the restructuring plan that PMI management had presented at the October 2008 Board meetings. PMI management implemented the restructuring plan during the remainder of the fourth quarter of 2008.

From December 2008 through July 2009, PMI’s management team sought to execute various fundraising transactions. The potential transactions included potential investments in PMI by existing stockholders and corporate partners, venture capital and private equity firms and efforts to restructure PMI’s existing convertible notes. None of those preliminary discussions, other than the discussions with Covidien plc, the parent company of Parent (for the purposes of this Section, “Covidien”), reached the stage at which PMI was in a position to negotiate definitive documentation.

On January 6, 2009, PMI announced the appointment of Brian M. Posner as Chief Financial Officer.

Between January and May 2009, representatives of PMI management and representatives of an important corporate partner of PMI held numerous discussions, including in-person meetings at both companies’ corporate headquarters. The discussions focused on ways in which the companies might revise their existing relationship, including possible expansions of scope of their existing relationship and additional funding opportunities for PMI. The discussions with the corporate partner did not lead to an agreement.

On January 15, 2009, Mr. Posner and Scott Miller, Vice President, Corporate Development and Licensing of Covidien, had a telephone conversation during which they discussed arranging a meeting to consider possible business transactions between Covidien and PMI.

On January 21, 2009, Michael Whitman, President and Chief Executive Officer of PMI, and Mr. Posner met in New York, New York with Scott Flora, President, Surgical Devices, Covidien, and Mr. Miller to discuss possible business relationships between Covidien and PMI.

On January 22 and 30, 2009, PMI’s Board met and considered the adoption of a shareholder rights plan in light of PMI’s declining share price. Jefferies & Company, Inc., or Jefferies, and PMI’s outside corporate counsel at the time made presentations to the PMI Board concerning shareholder rights plans. The PMI Board decided not to adopt a shareholder rights plan at that time.

On February 2, 2009, PMI and Tyco Healthcare Group LP d/b/a Covidien executed a confidentiality agreement with respect to a possible strategic transaction.

On February 6, 2009, Mr. Whitman, Mr. Posner and Donald Malinouskas, Senior Vice President, Research and Development of PMI, met in New York, New York with Mr. Flora, Elizabeth Cowell, Vice President, Business Development, Surgical Devices; Paul Hermes, Vice President, Research and Development, Surgical Devices; Tom McEachin, Vice President, Finance, Surgical Devices; and Mr. Miller, all of Covidien, to discuss a possible merger between Covidien and PMI.

On February 17 and 18, 2009, the PMI Board met. PMI management presented a financial forecast for the remainder of the first quarter of 2009 and a financial forecast through December 31, 2011. The forecast included an evaluation of PMI’s cash burn and projected that PMI would exhaust its cash and cash equivalents by the end of the second quarter of 2009. The Board focused its evaluation of the forecast on the period through the second quarter of 2009 and considered various strategies PMI could pursue during that time period to address its financial condition. Representatives of Convertible Capital made a presentation to the PMI Board concerning their firm’s professional capabilities and potential strategies to restructure the convertible notes. The PMI Board approved management proceeding to engage Convertible Capital to provide advice with respect to the convertible notes and financing alternatives. PMI’s outside corporate counsel at the time made a presentation to the PMI Board regarding the Board’s duties under Delaware law in the event PMI were to approach bankruptcy. The PMI Board agreed to hold frequent teleconference updates to discuss PMI’s financial condition and progress toward achieving financial and other strategic alternatives. Between March 23 and July 9, 2009, the PMI Board held 14 such teleconference updates.

On March 4, 2009, PMI reported that its unrestricted cash and cash equivalents balance as of December 31, 2008 was approximately $8.4 million as compared to approximately $15.9 million as of September 30, 2008.

On March 5, 2009, Mr. Posner spoke to Mr. Miller and Ms. Cowell of Covidien. Mr. Miller and Ms. Cowell presented preliminary terms of a potential offer by Covidien to acquire PMI. Covidien proposed an up-front cash payment of $1.40 to $1.50 per share plus an additional contingent payment of $0.70 per share if annual net sales under PMI’s existing agreement with Intuitive Surgical, Inc., or Intuitive, reached $100 million. Covidien’s proposal also provided for the assumption of approximately $25.4 million of debt.

On March 6, 2009, Messrs. Whitman and Posner spoke to representatives of Covidien. They discussed valuation parameters for a possible transaction. PMI and Covidien agreed to continue to exchange information and update each other regarding valuation. In teleconferences on March 20 and March 27, 2009, representatives of Covidien and PMI continued to discuss additional financial and valuation analysis Covidien was performing.

On March 6, 2009, PMI engaged Convertible Capital to provide advice with respect to the convertible notes and financing alternatives. Between March 2009 and June 2009, PMI contacted multiple potential strategic partners or sources of financing who were introduced by Convertible Capital and entered into confidentiality agreements with three of them. None of those preliminary discussions reached the stage at which PMI was in a position to negotiate definitive documentation.

On March 9, 2009, PMI and Company A executed a confidentiality agreement with respect to a possible merger transaction. Company A was a potential strategic purchaser of PMI that had a significant presence in the medical device industry.

On March 24, 2009, PMI announced that the NASDAQ Listing Qualifications Panel, or the Nasdaq Panel, had granted PMI’s request for conditional listing on the NASDAQ Capital Market, through May 20, 2009, to provide PMI additional time to satisfy the $2.5 million stockholders’ equity requirement for continued listing on the NASDAQ Capital Market.

On April 8, 2009, there was a teleconference between Messrs. Whitman and Posner and Company B to discuss a possible financing transaction. Company B was a potential financial investor in PMI that had made a number of significant investments in companies in the medical device industry.

On April 9, 2009, Mr. Posner spoke to Mr. Miller, Ms. Cowell and Daniel Naimey, Director, Business Development, Surgical Devices of Covidien. Covidien presented revised preliminary terms of a potential offer by Covidien to acquire PMI. The terms included an increased up-front cash payment and a contingent value payment right that would be paid upon the future occurrence of a defined milestone. Covidien proposed an up-front cash payment of $1.75 per share and a contingent value payment right of $0.88 per share. Covidien’s proposal also provided for the assumption of approximately $25.4 million of debt.

On April 9, 2009, PMI and Company B executed a mutual non-disclosure agreement with respect to a possible financing transaction.

On April 20, 2009, Messrs. Whitman and Flora met in Phoenix, Arizona to discuss valuation parameters for a business combination.

On April 23, 2009, Mr. Posner, Mr. Miller and Ms. Cowell had a telephone conversation during which Mr. Posner indicated that PMI’s Board believed that a portion of the contingent payment rights should be based upon PMI’s current operations and profits, and not solely the future product being developed for Intuitive.

On April 28 and April 29, 2009, representatives of Company B conducted diligence meetings at PMI’s corporate headquarters in Langhorne, Pennsylvania.

On April 29 and April 30, 2009, representatives of Company A conducted diligence meetings at PMI’s corporate headquarters in Langhorne, Pennsylvania.

On May 1, 2009, Messrs. Whitman and Posner had a telephone conversation with Mr. Miller, Ms. Cowell and Mr. Naimey during which Covidien expressed its interest in acquiring PMI for consideration of $1.75 per share, payable in cash at the closing of the acquisition, plus contingent payment rights to receive an additional $0.44 per share if net sales of PMI’s powered stapler and staple reload products (other than products sold to Intuitive) in the United States exceed $20 million during the twelve months ending September 30, 2010, an additional $0.44 per share if net sales of PMI’s powered stapler and staple reload products (other than products sold to Intuitive) in Japan exceed $20 million during the twelve months ending September 30, 2010, and an additional $0.50 per share if aggregate net sales to Intuitive of staple reload cartridges being developed under PMI’s existing agreement with Intuitive exceed $38 million by September 30, 2011.

On May 4, 2009, Covidien provided PMI an indication of interest letter setting forth the foregoing proposed valuation. The letter indicated that Covidien’s proposal assumed that PMI had 17.1 million shares outstanding, on a fully diluted basis, and had outstanding indebtedness of not more than $25.4 million. The letter also indicated that the proposed valuation was subject to the results of Covidien’s due diligence and the negotiation and approval of mutually acceptable definitive agreements. Furthermore, the letter requested that PMI agree to negotiate exclusively with Covidien for a period of 30 days, provided that PMI could continue to pursue a financing through an equity offering of not more than 25% of its outstanding capital stock.

On May 8, 2009, there was a teleconference between Messrs. Whitman, Posner and Stephen Costalas, a consultant to PMI, and Ms. Cowell and Mr. Naimey to discuss business issues with respect to a potential business combination. Later that day, Covidien provided PMI a non-binding written expression of interest contemplating a business combination. The non-binding written expression of interest contemplated that consideration would be provided to PMI’s stockholders in the form of an up-front cash payment and contingent value payment rights that would be paid upon the future occurrence of multiple defined milestones. The revised expression of interest letter omitted Covidien’s prior request for exclusive negotiation and set forth the same proposed terms as set forth in its letter of May 4, but reduced the respective per share payment amounts to $1.61, $0.42, $0.42 and $0.46. Covidien’s proposal also provided for the assumption of approximately $26.3 million of debt. The letter also indicated that the proposed valuation was subject to the results of Covidien’s due diligence and the negotiation and approval of mutually acceptable definitive agreements.

Between May 8 and May 11, 2009, there were teleconferences between PMI and Covidien representatives to discuss business issues related to the potential merger transaction. In various telephone conversations with Mr. Whitman, the members of the PMI Board supported PMI management proceeding with negotiations with Covidien based upon the price and other terms contained in the revised non-binding written expression of interest while also continuing to consider other merger and financing alternatives.

On May 11, 2009, Mr. Costalas sent an e-mail to Mr. Naimey requesting that Covidien revise its expression of interest to clarify that the proposed per share amounts would be increased in the event that PMI’s number of outstanding shares and/or outstanding indebtedness were reduced prior to the closing of the acquisition. Later that day, Covidien submitted a revised indication of interest letter to PMI reflecting the requested clarification. Later that day, PMI verbally agreed to proceed with negotiations with Covidien based upon the price and other terms contained in the revised indication of interest letter. The non-binding written expression of interest did not limit PMI’s ability to initiate or continue discussions with other parties about strategic or financing alternatives.

On May 13, 2009, PMI reported that its unrestricted cash and cash equivalents balance as of March 31, 2009 was approximately $4.7 million as compared to approximately $8.4 million as of December 31, 2008. PMI’s unrestricted cash and cash equivalents balance as of March 31, 2009 included a $2.5 million milestone payment received from Intuitive Surgical, Inc., or Intuitive, during the first quarter of 2009. Had PMI not received that payment, the net decrease in cash and cash equivalents would have been approximately $6.2 million during the three months ended March 31, 2009.

On May 15, 2009, members of PMI’s and Covidien’s management teams, Mr. Costalas and representatives of PricewaterhouseCoopers, LLP, an advisor to Covidien, met in Philadelphia, Pennsylvania at the offices of PMI’s outside counsel Dechert LLP, or Dechert, to discuss the timeline and process by which PMI and Covidien would undertake diligence review and document negotiation for the merger. Members of PMI’s management team made presentations regarding PMI’s business.

On May 21, 2009, PMI announced it had received notification from the Nasdaq Panel stating that the Nasdaq Panel had determined to delist the Shares from the Nasdaq Capital Market, effective with the open of business on Friday, May 22, 2009. The delisting was the result of PMI’s non-compliance with the Nasdaq Capital Market minimum stockholders’ equity requirement as of May 20, 2009, which date represented the full extent of the Panel’s discretion in this matter. Following the delisting, the Shares began trading on the Over-the-Counter Bulletin Board, an electronic quotation service maintained by the Financial Industry Regulatory Authority.

On June 2, 2009, PMI announced its receipt of $5 million in accelerated milestone payments under its License and Development Agreement with Intuitive.

On June 3, 2009, Messrs. Whitman and Posner met with representatives of Company B in New York, New York to discuss business issues with respect to a potential financing transaction. The discussions contemplated a substantial investment in PMI by Company B, or a syndicate of investors in which Company B participated, through a combination of current equity and debt financing and a future credit facility.

On June 4, 2009, Covidien’s outside counsel, Ropes & Gray LLP, or Ropes, distributed initial drafts of the merger agreement and other transaction documents to PMI.

From June 4 through July 28, 2009, negotiations between PMI and Covidien continued with respect to the merger agreement and other transaction documents. Dechert and Ropes distributed various revisions of the merger agreement and other transaction documents. During that time, PMI and Covidien also continued their respective due diligence reviews of the business and operations of each other.

On June 26, 2009, after considering alternative financial advisors, the PMI Board authorized PMI management to engage Jefferies as PMI’s exclusive financial advisor. Among the factors the PMI Board considered in authorizing management to engage Jefferies were Jefferies’ representation of PMI as joint bookrunner in connection with PMI’s initial public offering and the issuance of the convertible notes and Jefferies’ experience as advisor on a significant number of strategic transactions involving companies in the medical device industry. On June 29, 2009, PMI entered into an engagement agreement with Jefferies.

From June 29, 2009, through July 20, 2009, representatives of Jefferies had discussions with representatives of Covidien about certain economic terms in the non-binding written expression of interest. During those discussions, Jefferies proposed increasing the up-front cash payment portion of the merger consideration and providing additional definition around the milestones the achievement of which would result in payment under the contingent value payment rights. During that period, representatives of Jefferies also had preliminary discussions with Company A about a possible merger transaction. The preliminary discussions with Company A did not progress or lead to an offer to acquire PMI.

On June 30, 2009, Company B provided PMI a written non-binding indication of interest in continuing to work towards an investment in PMI. The non-binding letter contemplated a potential financing transaction in which Company B would invest in PMI through a combination of a senior secured convertible notes, a direct equity investment and a credit facility. The letter stated that Company B would require seats on the PMI Board following the closing of the investment and would require agreement on a prospective operating plan for PMI. The letter also stated that closing of the investment would be subject to, among other things, completion of due diligence, formation of an investing syndicate and retirement of the convertible notes.

At a special meeting of the PMI Board held on July 16, 2009, PMI management, Jefferies and Mr. Costalas provided updates on PMI’s discussions with Covidien, Company A and Company B. Representatives of Dechert made a presentation to the PMI Board regarding the PMI Board’s fiduciary duties under Delaware law in the context of a possible business combination.

On July 19, 2009, Jefferies spoke with the Chief Executive Officer of the important corporate partner of PMI with which PMI management had carried on discussions between January and May 2009, at the direction of PMI, to inquire on their interest in pursuing a strategic transaction but these discussions did not progress.

On July 20, 2009, Messrs. Whitman, Posner and Malinouskas, representatives of Jefferies and Mr. Costalas, met with Mr. Miller; Mark Farber, Vice President, Chief Counsel, Surgical Devices, of Covidien; Garrett Raymond, Vice President, Quality Assurance of Covidien; Mr. Naimey; and Ms. Cowell at the offices of Jefferies located in New York, New York. The parties discussed the results of Covidien’s diligence review, and Covidien proposed changing the merger consideration to an all up-front cash payment of $2.03 per share. Covidien’s proposal ascribed an enterprise value of approximately $63.0 million to PMI, including the assumption of approximately $26.3 million of debt. Under Covidien’s revised proposal, there would be no contingent value payment rights.

At a special meeting of the PMI Board held on July 21, 2009, Jefferies provided the PMI Board with a summary of the previous day’s discussions with Covidien. After extensive discussion, the PMI Board directed Jefferies to propose to Covidien that the merger consideration consist of an up-front cash payment of $2.15 per share. The proposal ascribed an enterprise value of approximately $65.1 million to PMI, including the assumption of approximately $26.3 million of debt. Later that day, Jefferies made that proposal to Covidien. The PMI Board also discussed the non-binding indication of interest that Company B provided to PMI, and the PMI Board expressed concern about a number of factors related to the indication of interest, including the lower valuation of the Company B financing transaction compared to a business combination with Covidien, the time required to close such a transaction in light of PMI’s financial condition, the risk that Company B might not be able to syndicate the financing, the risk related to executing a restructuring of the convertible notes, the high level of dilution PMI stockholders would experience in the financing and the amount of diligence review remaining to be completed by Company B. The PMI Board directed PMI management to continue discussions with Company B in an effort to improve Company’s B’s non-binding indication of interest with respect to the issues of concern.

On July 22, 2009, Covidien responded to Jefferies and proposed that $2.08 in cash per share be paid to PMI stockholders in the merger transaction. Covidien’s proposal ascribed an enterprise value of approximately $63.9 million to PMI, including the assumption of approximately $26.3 million of debt.

On July 23, 2009, the Covidien board of directors approved the proposed transaction with PMI.

On July 24, 2009, Mr. Posner and Company B discussed potential modifications to Company B’s non-binding indication of interest to address the concerns raised by PMI’s Board. Company B agreed to consider potential modifications.

On July 26, 2009, Mr. Posner, representatives of Jefferies and Mr. Costalas and Company B further discussed a potential financing transaction. Company B did not propose an approach that would allow the PMI Board’s concerns to be addressed in a timeframe that would produce a definitive financing proposal that the PMI Board could consider in parallel with the proposed merger with Covidien.

On July 27, 2009, the PMI Board was provided a presentation prepared by Jefferies and PMI management summarizing and comparing potential transactions with Covidien and Company B.

At a special meeting of the PMI Board held on July 28, 2009, Dechert and Jefferies made presentations to the PMI Board regarding the key terms of the Offer and the Merger Agreement. After such presentations and following careful deliberation, the PMI Board determined to accept Covidien’s offer. During the meeting, representatives of Jefferies rendered its oral opinion, subsequently confirmed in writing on July 28, 2009, to the PMI Board that, as of such date, and based on and subject to the matters stated in its opinion, from a financial point of view, the consideration to be offered to or received by PMI’s stockholders pursuant to the Offer and the Merger Agreement was fair to such stockholders. The full text of the written opinion of Jefferies, dated July 28, 2009, is attached as Annex II hereto.

After considering the proposed terms of the Offer and the Merger Agreement, the other transaction documents and the various presentations, as well as the resolutions to be adopted by the PMI Board in connection with the transaction, the PMI Board then unanimously approved the Offer and the Merger Agreement and ancillary agreements.

In reaching its decision to approve the Offer and the Merger Agreement and resolving to recommend that holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required under Delaware law, approve the Merger Agreement, the PMI Board consulted with senior management, its legal counsel and its financial advisor and considered a number of material factors, including the following:

•

The $2.08 per share price to be paid in cash for each Share represents a 258.6% premium over the closing price of $0.58 on July 28, 2009, the last trading day before Covidien and PMI announced the signing of the Merger Agreement and the transactions contemplated thereby.

•

The Offer Price is to be paid solely in cash, which, although taxable, will enable holders of Shares to realize immediately the fair value of their investment and further provides certainty of value and liquidity to investors.

•

Other strategic alternatives reasonably available to PMI, including continuing to operate on a stand-alone basis or seeking to grow through acquisitions, and the benefits and risks associated with such alternatives as compared to the Offer and the Merger. In assessing the potential value of remaining independent, the PMI Board considered and discussed, among other things, the financial condition, results of operations, management expertise, competitive position, business and prospects of PMI as well as current economic, industry and market conditions, including the trend towards consolidation in the medical device industry. The PMI Board also considered and discussed the ability of PMI to raise additional capital in light of its financial condition, including the fact that the convertible notes were due to be paid in March 2010, and current economic, industry and market conditions and the likelihood that if additional capital could be raised it would likely be highly dilutive to the existing stockholders of PMI.

•

The opinion of Jefferies to the PMI Board delivered orally to the PMI Board on July 28, 2009, and confirmed in writing as of July 28, 2009, to the effect that, as of its date and based upon and subject to the factors and assumptions set forth in the written opinion, from a financial point of view, the $2.08 per share in cash to be offered to and received by holders of Shares pursuant to the Offer and the Merger was fair to such holders. The full text of Jefferies’ opinion, dated July 28, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex II hereto and is incorporated by reference herein. Holders of Shares are encouraged to read the Jefferies opinion in its entirety.

•	The experience, reputation and financial capabilities of Covidien.

•	The ability of the PMI Board to respond to an unsolicited “superior proposal,” as defined in the Merger Agreement, in the exercise of its fiduciary duties.

•	The arm’s-length negotiations resulting in the Merger Agreement.

•	The lack of any financing contingency in the Merger Agreement, as well as the certainty of financing.

•

The execution of the Voting Agreements, through which certain key stockholders agreed to tender their shares in the Offer and vote in favor of the adoption and approval of the Merger Agreement and the Merger.

•	The likelihood and anticipated time of completion of the Offer and the Merger.

•	The availability of appraisal rights to PMI stockholders.

In the course of its deliberations, the PMI Board also considered a variety of material risks and other countervailing factors, including:

•	Subject to certain exceptions, the Merger Agreement precludes PMI from actively soliciting alternative proposals.

•

The restrictions imposed by the Merger Agreement on the ability of PMI to operate its business until the consummation of the Merger, which may delay or prevent pursuit of business opportunities that may arise or otherwise preclude advisable actions.

•

PMI is obligated to pay Parent a termination fee of $2,255,000 if the Merger Agreement is terminated under certain circumstances, which, in addition to being costly, could potentially discourage other potential acquirors from making an acquisition proposal.

•	The Offer Price is fixed at $2.08 per Share, even if PMI’s business prospects improve between the execution of the Merger Agreement and the Effective Time.

•

The fact that PMI did not undertake a full public auction prior to entering into the Merger Agreement, although the PMI Board was satisfied that the terms of the Merger Agreement, including the ability of the Board to exercise its fiduciary duties to consider unsolicited potential alternative acquisition proposals and the amount of the termination fee payable by PMI upon acceptance of a “superior proposal,” would not unreasonably deter another potential bidder from considering a transaction with PMI at a higher price;

•	Proceeds to holders of the Shares will be taxable.

•	PMI’s operations and staffing may be disrupted as preparations are made for the consummation of the Merger.

•

The fact that some of PMI’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of holders of the Shares generally, including as a result of employment and compensation arrangements with PMI and the manner in which they would be affected by the Merger.

•	The risks and costs to PMI if the Offer and the Merger are not consummated, including employee attrition and the projected adverse financial position of PMI.

•	The fact that PMI will cease to exist as an independent, publicly traded company.

The PMI Board unanimously approved the Offer and the Merger Agreement and the transactions contemplated thereby following consideration of the various factors described above as well as other factors the individual members of the PMI Board deemed relevant or appropriate. No particular consideration was dispositive, and the PMI Board did not deem it practical, and did not attempt, to quantify, rank or assign relative weights to the factors considered in reaching its decision. Rather, the PMI Board based its recommendation on the totality of information available to it, its independent investigations and discussions with its legal counsel and financial advisor.

On July 29, 2009, PMI and Covidien each issued a joint press release announcing the Offer and the Merger and the execution of the Merger Agreement and the transactions contemplated thereby.

(c) Intent to Tender.

As discussed above, each of PMI’s directors and executive officers have entered into Voting Agreements in which they have agreed to (i) tender or cause to be tendered all Shares held of record or beneficially by them pursuant to the Offer and (ii) vote all Shares held of record or beneficially by them in favor of the adoption of the Merger Agreement. The obligations under the Voting Agreements terminate upon the earlier of (a) the day after the Merger is consummated, (b) September 25, 2009, (c) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to such stockholders and (d) the termination of the Merger Agreement.

To the knowledge of PMI after reasonable inquiry, PMI and all of its executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially by them pursuant to the Offer or to sell or cause to be sold all Shares held of record or beneficially by them prior to the consummation of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to the instructions of a third-party with respect to the offer.

(d) Other Information.

We do not as a matter of course make public projections as to future performance, earnings or other results, and are especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the evaluation of the Merger Agreement and the transactions contemplated thereby, our management prepared a set of forecasts which it presented to Jefferies (the “Projections”) regarding our anticipated future operations for the fiscal years 2009 through 2014. With respect to the Projections, our management recognized that we would require additional funds in order to carry out such plans to their full extent, with the Projections forecasting losses until 2011. Further, our organizational capacity to achieve the Projections had not yet been assessed. The Projections are different from the financial forecast presented in February 2009 by PMI management to the PMI Board and were prepared to highlight the maximum potential for our assets and did not take into account our resources and ability to optimally execute such programs. A summary of the Projections is set forth below.

	Fiscal Year Ending December 31,
	2009	2010	2011	2012	2013	2014
	(in millions)
Revenue	$13.9	$48.7	$111.3	$133.2	$153.2	$168.5
Operating (Loss) Income	$(28.9)	$(21.6)	$10.0	$19.9	$29.4	$35.2
Free Cash Flow(1)	$27.9	$(29.3)	$2.7	$18.8	$29.6	$36.6

(1)	Free Cash Flow represents cash flows from PMI’s operating activities less capital expenditures.

The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this information statement to influence a stockholder’s decision whether to vote to adopt the Merger Agreement, but because the Projections were reviewed by Jefferies in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby.

The Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of our management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the inherently unpredictable nature of projections and the fact that they do not reflect a final PMI Board approved strategic plan; the requirement for significant additional capital which may or may not be available and would cause significant dilution to PMI’s stockholders; PMI’s outstanding convertible notes; the failure to develop competitive products; factors affecting pricing; fluctuations in demand; reductions in customer budgets; the failure to retain key management and technical personnel; adverse reactions to the proposed Merger by customers, suppliers and strategic partners and other risks described in our report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2008 and our report on Form 10-Q filed with the SEC for the quarterly period ended March 31, 2009. In addition, the Projections may be affected by our ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The Projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this information statement should not be regarded as an indication that Jefferies considered or consider the Projections to be necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. We do not intend to make publicly available any update or other revisions to the Projections. Neither we nor our respective affiliates, advisors, officers, directors, partners or representatives have made or make any representation to any stockholder or other person regarding our ultimate performance compared to the information contained in the Projections or that forecasted results will be achieved. We have made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning the Projections.

(e) Opinion of Financial Advisor to the PMI Board.

Jefferies was engaged to render an opinion to the PMI Board as to whether the Offer Price to be received by the holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Purchaser, and their respective affiliates). On July 28, 2009, Jefferies delivered to the PMI Board its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations, qualifications and factors contained in its opinion, the Offer Price to be received by the holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Purchaser, and their respective affiliates). The July 28, 2009 opinion of Jefferies is referred to hereinafter in this “Opinion of Financial Advisor to the PMI Board” section as the “opinion.”

The full text of the opinion is attached as Annex II hereto and incorporated herein by reference. We urge you to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at the opinion.

The opinion is for the use and benefit of the PMI Board in its consideration of the Offer and the Merger. The opinion does not address (i) the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to PMI, (ii) the underlying business decision by PMI to engage in the Offer or the Merger or (iii) the terms of the Merger Agreement or the documents referred to therein. The opinion does not constitute a recommendation as to whether any holder of Shares should tender their Shares in the Offer or as to how any holder of Shares should vote on the Merger or any matter related thereto. In addition, PMI did not ask Jefferies to address, and the opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of PMI, other than the holders of Shares. Jefferies expresses no opinion as to the price at which Shares will trade at any time. Furthermore, Jefferies does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by, any of PMI’s officers, directors or employees, or any such class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the Offer Price to be received by holders of Shares. The opinion has been authorized by the Fairness Committee of Jefferies.

In arriving at its opinion, Jefferies has, among other things:

(i)	reviewed a draft dated July 27, 2009 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about PMI;

(iii)	reviewed certain information furnished to Jefferies by PMI’s management, including the Projections relating to the business, operations and prospects of PMI described in the section “Other Information” above;

(iv)	held discussions with members of senior management of PMI concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Shares and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

(vi)	compared the proposed financial terms of the Offer and the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by PMI to Jefferies or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of PMI that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In Jefferies’ review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, PMI, nor has Jefferies been furnished with any such evaluations or appraisals or the results of any such physical inspections, nor does Jefferies assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies notes that projecting future results of any company is inherently subject to uncertainty. PMI has informed Jefferies, however, and Jefferies has assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PMI as to the future financial performance of PMI, including the probability of certain recapitalization events occurring in the future, which would have a significant bearing on PMI’s ability to continue as a going concern. Jefferies expresses no opinion as to PMI’s financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date of its opinion. Jefferies has no obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies may have become aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting PMI, and Jefferies has assumed the correctness in all respects material to its analysis of all legal and accounting advice given to PMI and the PMI Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to PMI and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of Shares. Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by Jefferies. Jefferies also assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on PMI, Parent or the contemplated benefits of the Merger in any way meaningful to Jefferies’ analysis.

The following is a brief summary of the analyses performed by Jefferies in connection with its opinion. This summary is not intended to be an exhaustive description of the analyses performed by Jefferies, but includes all material factors considered by Jefferies in rendering its opinion. Jefferies drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessment of the Offer Price. Each analysis performed by Jefferies is a common methodology utilized in determining valuations. Although other valuation techniques may exist, Jefferies believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for Jefferies to arrive at its opinion.

1. Historical Trading Analysis

Jefferies reviewed the share price trading history of the Shares for the last twelve month (“LTM”) period ending July 27, 2009 on a stand-alone basis and also in relation to the NASDAQ Composite, the Standard & Poor’s 500 Index, and a composite index consisting of the enterprise companies listed below in the medical device industry, specifically serving the surgical instrument market (the “PMI Selected Comparable Companies”). Jefferies selected the PMI Selected Comparable Companies because their products, operating and financial characteristics and end-user markets are reasonably similar to that of PMI.

•	Bovie Medical Corp.,

•	CONMED Corp.,

•	Hansen Medical, Inc.,

•	MAKO Surgical Corp.,

•	Synergetics USA, Inc., and

•	Synovis Life Technologies.

The historical trading analysis was presented to the PMI Board solely for informational purposes to provide it with background information and perspective with respect to the relative historical share price of the Shares. This analysis showed that during the LTM period ending July 27, 2009, the trading price of Shares declined 89.9%, the NASDAQ Composite Index declined 13.1%, the Standard & Poor’s 500 Index declined 20.4%, and the composite index consisting of the PMI Selected Comparable Companies declined 35.6%.

2. Comparable Public Company Analysis

Jefferies utilized comparable public company analysis, which values a target company by reference to publicly-traded companies with similar products, similar operating and financial characteristics and servicing similar markets. Jefferies reviewed and compared selected financial data for the PMI Selected Comparable Companies.

For each of the comparable companies, Jefferies calculated the total enterprise value as a multiple of (i) that company’s revenue for the LTM periods ending as of each company’s most recent quarter; and (ii) that company’s projected revenue, to the extent available, for the year ending December 31, 2009, as reflected in certain Bloomberg projections as of July 27, 2009. Total enterprise value (“TEV”) was calculated as equity market value, plus net debt, all as of July 27, 2009. Net debt equals total debt plus liquidation value of preferred stock less cash and cash equivalents.

Utilizing the most representative multiple range within the comparable public company set and assuming $26.3 million of debt outstanding, no unrestricted cash balance and 17.79 million Shares outstanding, Jefferies then calculated a range of implied values per Share based on (i) PMI’s LTM revenue as of June 30, 2009; and (ii) PMI’s projected revenue for the year ending December 31, 2009, based on PMI management’s estimates. The resulting ranges of implied values per Share are set forth in the table below:

	Comparable Public Company Multiple Range	PMI Revenue (millions)	Implied per Share Value Range
TEV/LTM Revenue	3.0x – 4.0x	$9.8	$0.17 – $0.72
TEV/Revenue 2009E	3.0x – 4.0x	$13.9	$0.87 – $1.65

Jefferies then compared the ranges of implied values per Share against the Offer Price of $2.08 per Share.

No company utilized in the comparable public company analysis is identical to PMI. Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of PMI. Mathematical analysis of comparable public companies in isolation from other analyses is not an effective method of evaluating transactions.

3. Precedent Transaction Analysis

Jefferies analyzed certain information relating to the following eight transactions in the surgical instruments market since 2003:

•	Ethicon Endo-Surgery, Inc.’s acquisition of SurgRx Inc. announced in August 2008.

•	Heraeus Vadnais Inc.’s acquisition of Synovis Interventional Solutions announced in January 2008.

•	Olympus Corp.’s acquisition of Gyrus Group plc announced in November 2007.

•	Symmetry Medical, Inc.’s acquisition of Specialty Surgical Instrumentation, Inc. announced in August 2007.

•	Integra LifeSciences Holdings Corp.’s acquisition of Miltex Inc. announced in April 2006.

•	Gyrus Group plc’s acquisition of ACMI Corp. announced in June 2005.

•	Pentax Corp.’s acquisition of Microline Inc. announced in December 2004.

•	Integra LifeSciences Holdings Corp.’s acquisition of JARIT Surgical Instruments Inc. announced in March 2003.

These transactions were selected by Jefferies based on available public information on transactions in the surgical instruments space. Jefferies analyzed the transaction value in each transaction as a multiple of LTM revenue based on publicly available financial information. On the basis of this analysis, Jefferies determined a representative multiple range within the precedent transaction set, Jefferies then calculated a range of implied values per Share based on PMI’s LTM revenue and then Jefferies compared the range of implied values per Share ($(0.11) to $0.44) against the Offer Price of $2.08 per Share.

4. Premiums Paid Analysis

Jefferies utilized a premiums paid analysis, a method of valuing a target business by analyzing the premiums paid in selected merger and acquisition transactions. Using publicly available information, Jefferies conducted a premiums paid analysis of 46 change of control transactions involving target companies in the medical device industry announced since January 2007.

For each of the target companies involved in the 46 transactions, Jefferies examined the closing share price one trading day prior, one week prior, and one month prior to announcement of the transaction for transactions occurring since September 2008 and since January 2007 in order to calculate the high, low, mean and median premiums paid by the acquirer over the target company’s closing unit price at such point in time. Jefferies then compared the implied premium range to the $2.08 Offer Price over PMI’s Share price of $0.58. A summary of the premiums observed in the premiums paid analysis is set forth in the table below:

	One Day Prior	One Week Prior	One Month Prior
Premium Percentage (Transactions since Jan. 2007)
High	272.1%	322.2%	301.5%
Mean	54.0%	53.2%	53.4%
Median	38.2%	33.7%	36.2%
Low	(25.4)%	(25.0)%	(32.2)%
Premium Percentage (Transactions since Sep. 2008)
High	170.8%	220.2%	301.5%
Mean	77.8%	68.6%	77.0%
Median	71.4%	55.2%	55.2%
Low	5.1%	(20.0)%	(13.1)%
Offer Premium Per Share
Offer Price of $2.08/share	258.6%	230.2%	246.7%

Implied Equity Price Per Share
High (Transactions since Jan. 2007)		$0.90
Low (Transactions since Jan. 2007)		$0.78
High (Transactions since Sep. 2008)		$1.04
Low (Transactions since Sep. 2008)		$0.90

5. Discounted Cash Flow Analysis

Jefferies utilized discounted cash flow analysis, which values a company as the sum of its unlevered (before financing costs) free cash flows over a forecast period and the company’s terminal or residual value at the end of the forecast period. Jefferies examined the value of PMI based on projected free cash flow estimates, which were generated utilizing financial projections from July 1, 2009 through December 31, 2014 and are described in the section “Other Information” above. Those internal financial projections were prepared by PMI’s management and were approved for Jefferies’ use by the PMI Board. The PMI internal financial projections assumed that PMI will be able to raise capital by (i) issuing a $30 million convertible note, (ii) obtaining $10 million in equity investment and (iii) drawing on a $35 million credit facility, and it would use a portion of the capital raised to repurchase its existing $26.3 million debt at a 50% discount to par. Such financial projections also assumed certain equity grants to management.

Jefferies calculated a range of discount factors of 18.0% – 20.0% based on the Capital Asset Pricing Model using the average unlevered beta of PMI Selected Comparable Companies, and Jefferies estimated perpetual growth rates of free cash flow after the fiscal year ending December 31, 2014 ranging from 2.5% to 3.5%. Jefferies estimated the perpetuity growth rates of 2.5% – 3.5% taking into account historical and estimated U.S. GDP growth rates. Based on a range of discount rates (18.0% – 20.0%) and perpetual growth rates (2.5% – 3.5%), Jefferies calculated the implied equity price per Share value ranging from $2.09 to $2.80. Jefferies then compared the implied equity prices per Share values against the $2.08 per Share in cash to be received pursuant to the Offer.

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of PMI’s present or future value or results. Discounted cash flow analysis in isolation from other analyses is not an effective method of evaluating transactions. In addition, with respect to the financial forecasts provided to and examined by Jefferies, Jefferies notes that projecting future results of any company is inherently subject to uncertainty. PMI has informed Jefferies, however, and Jefferies has assumed, that such Projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PMI as to the future financial performance of PMI, including the probability of certain recapitalization events occurring in the future, which would have a significant bearing on PMI’s ability to continue as a going concern. Jefferies expresses no opinion as to PMI’s Projections or the assumptions on which they were made.

6. Conclusion

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Jefferies considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Jefferies believes that selecting any portion of its analysis, without considering all analyses, would create an incomplete view of the process underlying its opinion. In performing its analyses, Jefferies made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of PMI. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Jefferies did not recommend any specific consideration to the PMI Board or that any specific consideration constituted the only appropriate consideration with respect to the Merger Agreement and the transactions contemplated thereby, including the Offer. A copy of the presentation materials presented by Jefferies to the PMI Board in connection with the delivery of its opinion has been filed with the Commission as Annex II to this Schedule 14D-9.

7. Miscellaneous

Jefferies may seek to, in the future, provide financial advisory and financing services to PMI, Parent or entities that are affiliated with PMI or Parent, for which Jefferies would expect to receive compensation.

Jefferies was engaged by PMI to act as financial advisor to PMI in connection with the Offer and the Merger and received a fee of $375,000 upon the delivery of Jefferies’ opinion, which will be applied against the $1,250,000 fee payable to Jefferies for its services that is contingent upon consummation of the Offer and Merger. Jefferies also will be reimbursed for all out-of-pocket expenses incurred, which are currently estimated at approximately $27,000. The Company has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement.

Jefferies has, in the past, provided financial advisory and financing services to PMI and affiliates of PMI, including having acted as joint bookrunner with respect to PMI’s initial public offering (gross proceeds of $48,702,500) in October 2007, for which Jefferies received an underwriting fee of $1,363,670, and as sole placement agent with respect to PMI’s 7% Senior Secured Convertible Notes offering (gross proceeds of $25,000,000) in March 2007. Jefferies has not provided financial advisory or other services to Covidien, Parent or Purchaser or any of their respective affiliates in the past two years, although it may provide such services in the future. Jefferies may continue to provide financial advisory and financing services to PMI and affiliates of PMI and have received, and may receive, fees for the rendering of such services. In the ordinary course of business, Jefferies and its affiliates maintain a market in the securities of PMI, and may trade or hold securities of PMI, Covidien, Parent or Purchaser and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities.

The foregoing summary of the relationship between PMI and Jefferies is not intended to be complete and exhaustive and such summary and description is qualified in its entirety by reference to the written opinion of Jefferies attached as Annex II hereto and incorporated herein by reference.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated June 29, 2009, Jefferies was engaged by PMI to act as financial advisor to PMI in connection with the Offer and the Merger and will receive a fee of $1,250,000 for its services, $375,000 of which was payable upon delivery of its opinion and the remainder of which is payable contingent upon consummation of the Offer and Merger. Jefferies also will be reimbursed for all out-of-pocket expenses incurred. PMI has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement. Jefferies has, in the past, provided financial advisory and financing services to PMI and affiliates of PMI, including having acted as joint bookrunner with respect to PMI’s initial public offering (gross proceeds of $48,702,500) in October 2007, and as sole placement agent with respect to PMI’s 7% Senior Secured Convertible Notes offering (gross proceeds of $25,000,000) in March 2007. Jefferies received a fee of $1,363,670 for acting as joint bookrunner with respect to PMI’s initial public offering. Jefferies may continue to provide financial advisory and financing services to PMI and affiliates of PMI and have received, and may receive, fees for the rendering of such services. In the ordinary course of business, Jefferies and its affiliates maintain a market in the securities of PMI, and may trade or hold securities of PMI or Parent and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities.

The PMI Board selected Jefferies as its financial advisor in connection with the Offer and the Merger because the principals and other professionals of Jefferies have substantial experience in similar transactions. In addition, Jefferies, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

In addition, PMI engaged Convertible Capital (“CCI”), a division of Trump Securities, LLC, in connection with exploring financing options, including the possibility of restructuring PMI’s debt. The engagement letter with CCI provides for the payment to CCI of a fee upon the occurrence of certain restructurings that shall have occurred within the 12 month period following CCI’s engagement.

Neither PMI, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in PMI’s Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by PMI or by any of its executive officers, directors, affiliates or subsidiaries:

•

On June 9, 2009, PMI granted a stock option under its 2007 Equity Incentive Plan to purchase 625 shares of its Common Stock at a per-share exercise price of $0.70. This grant was made to an employee who is not an affiliate, director or executive officer of PMI.

•

On June 10, 2009, PMI granted stock options under its 2007 Equity Incentive Plan to purchase 4,688 shares of its Common Stock at a per-share exercise price of $0.65 to each of Charles Federico, Gerald Dorros, James Locher, III, John C. Moran, Lon E. Otremba and Mary Kay Scucci (each of whom are directors of PMI).

•

On June 29, 2009, PMI granted 500 unrestricted shares of Common Stock under its 2007 Equity Incentive Plan to an employee who is not an affiliate, director or executive officer of PMI. These shares were a performance award and were granted for no purchase price. The price of PMI’s Common Stock on the grant date was $0.60.

•

On June 30, 2009, PMI sold an aggregate 4,826 shares of Common Stock to two employees who were not affiliates, directors or executive officers of PMI under the 2007 Employee Stock Purchase Plan at a per share sale price of $0.50.

•

On July 7, 2009, PMI granted 280,475 shares of restricted stock under its 2007 Equity Incentive Plan. Included in this total are grants to Messrs. Akao and Malinouskas and Dr. Reich (each of whom are executive officers of PMI) of 19,531 shares, 46,187 shares and 15,625 shares, respectively. These shares were performance awards and were granted for no purchase price. The price of PMI’s Common Stock on the grant date for each of these awards was $0.45.

•

On July 14, 2009, PMI granted a stock option under its 2007 Equity Incentive Plan to purchase 625 shares of its Common Stock at a per-share exercise price of $0.59. This grant was made to an employee who is not an affiliate, director or executive officer of PMI.

•

On July 27, 2009, PMI granted a stock option under its 2007 Equity Incentive Plan to purchase 3,125 shares of its Common Stock at a per-share exercise price of $0.58. This grant was made to an employee who is not an affiliate, director or executive officer of PMI.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by PMI in response to the Offer that relate to a tender offer or other acquisition of the securities of PMI by PMI, any of its subsidiaries or any other person.

(b) Except as indicated in Items 3 and 4 above or in Item 8 below, no negotiations are being undertaken or are underway by PMI in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving PMI or any subsidiary thereof, (ii) any purchase, sale or transfer of a material amount of assets by PMI or any subsidiary thereof or (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of PMI.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the PMI Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Appraisal Rights

No appraisal rights are available in connection with the Offer. In connection with consummation of the Merger, however, any holder of Shares at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each Share pursuant to the Merger may seek an appraisal and be paid the “fair value” of the Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by a Delaware Court. This amount is paid in cash, provided that such holder complies with the provisions of Section 262 of the DGCL. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of PMI (i) before the taking of the vote on the adoption of the Merger Agreement, if such vote is required or (ii), if no such vote is required, within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the “Notice of Merger”) stating that, among other things, the Merger is effective and that appraisal rights are available. If the Merger requires a stockholder vote, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and the stockholder seeking appraisal rights must hold the Shares for which appraisal is sought from the time of making of the demand through the Effective Time. A Remaining Stockholder seeking to exercise appraisal rights must not vote in favor of the Merger, consent to the Merger or deliver a proxy in favor of the Merger. Following exercise of appraisal rights a Remaining Stockholder surrenders his voting rights with respect to such shares and any distributions or dividends declared after such exercises. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Within 120 days after the Effective Time, either PMI or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If such petition is timely filed, the Delaware Court of Chancery will hold a hearing and subsequently determine which stockholders are entitled to appraisal rights. The Court then will appraise the Shares owned by such stockholders, determining the fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid upon the amount determined to be the fair value. The cost of this proceeding, as determined by the Delaware Court of Chancery, may be imposed upon the parties as the court deems equitable. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. The foregoing summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

The fair value of Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, and opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. PMI expects that Parent would cause the surviving corporation in the Merger to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than that paid in the Offer.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to PMI stockholders if the Merger is completed.

Top-Up Option

Pursuant to the terms of the Merger Agreement, PMI granted to Purchaser an option to purchase (the “Top-Up Option”), at the Offer Price, such number of newly issued Shares that, when added to the number of Shares owned by Purchaser and Parent, shall constitute necessary shares to consummate a “short-form” merger under the DGCL. The Top-Up Option is exercisable only after Parent or Purchaser directly or indirectly owns at least 80% of the outstanding Shares. Pursuant to the Top-Up Option, PMI would only be required to issue up to that number of Shares that would not require stockholder approval and that would not exceed the number of authorized and unissued Shares at the time of the exercise of the Top-Up Option. Pursuant to the Merger Agreement, the Top-Up Option is exercisable only once at any time after the Acceptance Time (as defined in the Merger Agreement) and prior to the earlier of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms.

Vote Required to Approve the Merger

The PMI Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the applicable rules of the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the exercise of the Top-Up Option, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after the consummation of the Offer without a vote by PMI’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

State Takeover Laws

Section 203 of the DGCL generally prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination,” which includes mergers and certain other transactions, with a Delaware corporation for a period of three years following the date such person became an interested stockholder. If, among other requirements, the “business combination” with a person is approved by the board of directors prior to the date such person became an “interested stockholder,” the transaction becomes permissible under Delaware law. The PMI Board unanimously approved the Offer and the Merger for purposes of Section 203 of the DGCL, and Parent and Purchaser have represented in the Merger Agreement that neither is an interested stockholder. Many other states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission, certain acquisition transactions may not be consummated until specified Notification and Report Forms and associated information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice and the statutory waiting period requirements have been satisfied. Neither the Offer, the Merger nor the transactions contemplated thereby trigger any of the requirements under the HSR Act.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished to PMI’s stockholders and filed with the SEC pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder, in connection with the possible designation by Parent of certain persons to be appointed to the PMI Board, other than at a meeting of the PMI’s stockholders.

Item 9.	Exhibits.

The following exhibits are filed as part of this report:

(a)(1)(A)	Offer to Purchase for Cash dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent on August 10, 2009)

(a)(1)(B)	Form of Letter of Transmittal dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent on August 10, 2009)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent on August 10, 2009)

(a)(1)(D)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex I hereto)

(a)(2)	Letter from Michael P. Whitman, PMI’s President, Chief Executive Officer and Chairman of the Board of Directors, to the stockholders of Power Medical Interventions, Inc. dated August 10, 2009*

(a)(5)(A)	Opinion of Jefferies & Company, Inc. to the Board of Directors of Power Medical Interventions, Inc., dated July 28, 2009 (attached as Annex II hereto)*

(a)(5)(B)	Joint Press Release of issued by Covidien plc and Power Medical Interventions, Inc., dated August 29, 2009, announcing the execution of the Merger Agreement and the transactions contemplated thereby (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Power Medical Interventions, Inc. on July 30, 2009)

(a)(5)(C)	Agreement and Plan of Merger, dated July 28, 2009, by and among United States Surgical Corporation, Covidien Delaware Corp, and Power Medical Interventions, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Power Medical Interventions, Inc. on July 30, 2009)

(e)(1)	Form of Tender and Voting Agreement dated July 28, 2009 between Surgical Corporation, Covidien Delaware Corp and each of Power Medical Interventions, Inc.’s directors and executive officers (incorporated by reference to Annex II to the Agreement and Plan of Merger attached as Exhibit 2.1 to the Form 8-K filed by Power Medical Interventions, Inc. on July 30, 2009)

(e)(2)	Power Medical Interventions, Inc. Proxy Statement for the Annual Meeting of Stockholders held on June 10, 2009 (incorporated by reference to the Proxy Statement on Schedule 14A filed by Power Medical Interventions, Inc. on May 11, 2009)

(e)(3)	Second Amended and Restated Employment Agreement by and between Power Medical Interventions, Inc. and Michael P. Whitman, dated as of March 23, 2007 (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form S1 filed by Power Medical Interventions, Inc. on May 14, 2007)

(e)(4)	First Amendment to Second Amended and Restated Employment Agreement by and between Power Medical Interventions, Inc. and Michael P. Whitman, dated as of February 4, 2008 (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by Power Medical Interventions, Inc. for the fiscal year ended December 31, 2007)

(e)(5)	Second Amendment to Second Amended and Restated Employment Agreement by and between Power Medical Interventions, Inc. and Michael P. Whitman, dated as of February 6, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Power Medical Interventions, Inc. on February 9, 2009)

(e)(6)	Third Amendment to Second Amended and Restated Employment Agreement by and between Power Medical Interventions, Inc. and Michael P. Whitman, dated as of May 14, 2009 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Power Medical Interventions, Inc. on May 14, 2009)

(e)(7)	Employment Agreement by and between Power Medical Interventions, Inc. and Brian M. Posner, dated as of January 5, 2009 (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed by Power Medical Interventions, Inc. for the fiscal year ended December 31, 2008)

(e)(8)	Employment Agreement by and between Power Medical Interventions, Inc. and Joseph Camaratta, dated as of January 5, 2009 (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by Power Medical Interventions, Inc. for the fiscal year ended December 31, 2008)

(e)(9)	Powermed, Inc. Corporation 1999 Stock Option Plan (attached as exhibit (e)(9) to this Schedule 14D-9)

(e)(10)	Powermed, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form S1 filed by Power Medical Interventions, Inc. on May 14, 2007)

(e)(11)	Power Medical Interventions, Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form S1 filed by Power Medical Interventions, Inc. on May 14, 2007)

(e)(12)	Power Medical Interventions, Inc. 2007 Equity Incentive Plan (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form S1 filed by Power Medical Interventions, Inc. on May 14, 2007)

(e)(13)	Form of Restricted Stock Award Agreement for the Power Medical Interventions, Inc. 2007 Equity Incentive Plan (attached as exhibit (e)(13) to this Schedule 14D-9)

(e)(14)	Notice of Cancellation of Stock Options sent to holders of Power Medical Interventions, Inc. stock options (attached as exhibit (e)(14) to this Schedule 14D-9)

(e)(15)	Warrant Letter Agreement sent to holders of Power Medical Interventions, Inc. warrants (attached as exhibit (e)(15) to this Schedule 14D-9)

(e)(16)	Confidentiality Agreement, dated as of February 2, 2009, by and between Tyco Healthcare Group LP d/b/a Covidien and Power Medical Interventions, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Parent on August 10, 2009)

*	Included in copies mailed to stockholders of Power Medical Interventions, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Brian M. Posner
Name:	Brian M. Posner
Title:	Chief Financial Officer

Dated: August 10, 2009

ANNEX I

POWER MEDICAL INTERVENTIONS, INC.

Power Medical Interventions, Inc.

2021 Cabot Boulevard

Langhorne, PA 19047

(267) 775-8100

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or about August 10, 2009, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Power Medical Interventions, Inc. (“PMI” or the “Company”) to the holders of record of shares of common stock of the Company (the “Shares”). You are receiving this Information Statement in connection with the possible election of persons designated by United States Surgical Corporation (“Parent”), the parent corporation of Covidien Delaware Corp. (“Merger Sub”), to a majority of the seats on Board of Directors of PMI (the “PMI Board”).

On July 28, 2009, PMI entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub pursuant to which, subject to certain conditions and as more fully described in the Merger Agreement, (1) Merger Sub shall, and Parent shall cause Merger Sub to, to commence a cash tender offer (the “Offer”) for all outstanding Shares at a price of $2.08 per Share, net to each seller in cash, without interest, or any such higher consideration per Share as may be paid in the Offer (the “Offer Price”), and (2) Merger Sub will be merged with and into PMI (the “Merger”). If the Offer and the Merger are completed, the Company will become a wholly-owned subsidiary of Parent.

RIGHT TO DESIGNATE DIRECTORS; PARENT’S DESIGNEES

The Merger Agreement provides that, promptly upon the first acceptance for payment of, and payment by Merger Sub for, an aggregate amount of Shares that represents at least a majority of the issued and outstanding Shares pursuant to the Offer (the “Appointment Time”), and at all times thereafter, Parent shall be entitled to designate such number of directors on the PMI Board as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder (the “Exchange Act”), representation on the PMI Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (x) the total number of directors on the PMI Board (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that (I) such number of Shares so accepted for payment and paid for by Merger Sub plus the number of Shares otherwise owned by Parent, Merger Sub or any other subsidiary of Parent bears to (II) the number of such Shares outstanding, and the Company shall, at such time, cause Parent’s designees to be so elected; provided, however, that in the event that Parent’s designees are appointed or elected to the PMI Board, until the Effective Time, the PMI Board shall have at least three directors who are directors on the date of the Merger Agreement and who are not PMI officers (the “Independent Directors”); and provided, further, that, in such event, if the number of Independent Directors shall be reduced below three, any remaining Independent Directors(s) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers or affiliates of the Company, Parent or Merger Sub, and such persons shall be deemed to be Independent Directors. At such time, the Company shall, upon Parent’s request, also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the PMI Board of (i) each committee of the PMI Board, (ii) each board of directors (or similar body) of each of PMI’s subsidiaries and (iii) each committee (or similar body) of each such board, in each case only to the extent required by applicable law. In connection with the foregoing, the Company shall promptly, at the option of Merger Sub, either increase the size of the PMI Board or obtain the resignation of such number of its current directors, or both, as is necessary to enable Merger Sub’s designees to be elected or appointed to the PMI Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

The information contained in this Information Statement concerning Parent and Merger Sub and their PMI Board designees has been furnished to us by Parent and Merger Sub. The Company assumes no responsibility for the accuracy or completeness of such information.

Parent will select its designees from among its and Merger Sub’s directors and executive officers listed on Schedule I to this Information Statement. If additional designees are required in order to constitute a majority of the PMI Board, such additional designees will be selected by Parent from among the directors and executive officers of Merger Sub contained in Annex I to the Offer to Purchase, which is incorporated by reference herein.

None of the persons from among whom Parent’s Designees will be selected, or their associates, is a director of, or holds any management or other employment position with, PMI. To our knowledge, except as set forth in Schedule I annexed hereto, none of the persons from among whom Parent’s Designees will be selected or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of PMI or has been involved in any transactions with PMI or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

GENERAL INFORMATION REGARDING THE COMPANY

The Shares represent the only class of voting securities of PMI currently outstanding. Each Share entitles its holder to one stockholder vote. As of August 3, 2009, there were 17,187,791 Shares issued and outstanding. The number of Shares issued and outstanding does not include any shares of common stock subject to options, warrants or convertible promissory notes or any shares of restricted stock outstanding as of August 3, 2009. As of the date of this Information Statement, Parent and its affiliates, including Merger Sub, are not the owners of record of any Shares.

CURRENT COMPANY BOARD AND MANAGEMENT

Set forth below are the name, age and position of each director and executive officer of the Company as of August 3, 2009.

Name	Age	Position
Michael P. Whitman	49	President, Chief Executive Officer and Chairman of the Board of Directors
Brian M. Posner	47	Chief Financial Officer
Joseph Camaratta	47	Senior Vice President, Global Sales and Marketing
Donald Malinouskas	63	Senior Vice President, Research and Development
Akihisa Akao	54	President, Power Medical Interventions Japan
Charles W. Federico (2)	61	Presiding Director
Gerald Dorros, M.D. (2)(3)	67	Director
James R. Locher III (3)	62	Director
John C. Moran (1)	56	Director
Lon E. Otremba (1) (2) (3)	51	Director
Mary Kay Scucci (1)	51	Director

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee.

(3)	Member of Nominating and Governance Committee.

Michael P. Whitman founded our company with Gerald Dorros, M.D. in October 1999 and has served as our President and Chief Executive Officer and Chairman of our Board of Directors since our inception. Before founding our company, from 1998 to 1999, Mr. Whitman served as Vice President of Marketing at Olympus America Inc., a manufacturer of endoscopes and medical imaging systems. From 1991 to 1998, Mr. Whitman worked for several subsidiaries of Johnson & Johnson, serving as Vice President of Sales and as Director of Sales and Marketing for Cordis Endovascular from 1995 to 1998, Regional Sales Manager for Ethicon Endo-Surgery from 1992 to 1993, and Group Product Director for Ethicon, Inc. from 1991 to 1992. Before that, Mr. Whitman held product development positions at both Ethicon Endo-Surgery and Johnson & Johnson Interventional Systems. Mr. Whitman also served as Director of Marketing for Synthes Spine Company, LP, a provider of instruments, implants and tools for orthopedic and spine surgery, from 1993 to 1995. Mr. Whitman received a B.A. in Business and Economics from Lafayette College.

Brian M. Posner has served as our Chief Financial Officer since January 2009. Mr. Posner’s career spans over 20 years in global finance positions in the healthcare industry. From June 1999 to December 2008, Mr. Posner served in a series of positions of increasing responsibility with Pharmacopeia, Inc., a clinical development stage biopharmaceutical company, culminating in his service as Executive Vice President and Chief Financial Officer from May 2006 to December 2008. Prior to Pharmacopeia, Mr. Posner was Chief Financial Officer at Phytomedics, an early stage life sciences company. Prior to this position, Mr. Posner was a Regional Chief Financial Officer at Omnicare, Inc., where he was responsible for financial reporting and human resource functions for its Northeast subsidiaries. In addition, he previously held senior financial positions at Executive Health Group and Terence Cardinal Cooke Health Care Center. Mr. Posner was a member of the audit team at Coopers & Lybrand. Mr. Posner received his B.A. in Accounting from Queens College and his M.B.A. from Pace University. In addition, Mr. Posner is a licensed Certified Public Accountant in the State of New York.

Joseph Camaratta has served as our Senior Vice President, Global Sales and Marketing since January 2009. Prior to joining us, Mr. Camaratta held various senior marketing and operations executive positions over the past 25 years at Siemens Medical Solutions in both the U.S. and Germany. Mr. Camaratta most recently held the position of Vice President of Global Solutions, in which he was responsible for a business unit dedicated to providing performance improvement services to hospital and integrated delivery network clients. Prior to this position, he was also Vice President of Customer Relationship Management, Vice President of Corporate Marketing, Vice President of Worldwide Marketing, and U.S. Business Manager of Magnetic Resonance. Mr. Camaratta serves on the board of directors for the American Cancer Society, Southeastern Pennsylvania Chapter and the American Heart Association, Central and Southern New Jersey Chapter. Mr. Camaratta holds a B.S. in Computer Science from Drexel University and an M.S. in Computer Science from Rutgers University.

Donald Malinouskas has been our Senior Vice President of Research and Development since December 2007. Prior to joining us in March 2000, Mr. Malinouskas was a member of the technical staff at Spacelabs Medical where he was responsible for the advanced development of innovative new obstetrical measurement and wireless technologies. From 1984 to 1997, he was Chief Engineer at Advanced Medical Products. From 1978 to 1984, Mr. Malinouskas held various positions at United States Surgical Corporation, including Senior Project Manager, Project Manager and Principal Engineer. From 1973 to 1978, Mr. Malinouskas was at BD Electrodyne, a division of Becton Dickinson, where he served as Section Manager, Principal Engineer, Senior Design Engineer and Design Engineer. From 1970 to 1973, Mr. Malinouskas was a Design Engineer at Vanguard Medical Products where he worked on developing cardiac monitoring products. From 1968 to 1970, he was a Senior Field Representative at United Technologies where he was responsible for the installation and hospital staff training for multi-channel telemetry cardiac monitoring systems. Mr. Malinouskas holds an Associate of Science degree from Springfield Community College and served as an Electronics Specialist in the United States Air Force.

Akihisa Akao has served as President of Power Medical Interventions Japan (PMIJ) since December 2006. Mr. Akao’s career spans over 33 years in sales and marketing in the healthcare industry in Japan. He has served since February 1999 as President of White Moon Medical, Inc., a consulting company that provides advice to early-stage companies seeking to enter the Japanese medical products market. Mr. Akao served as General Manager of PMIJ from January 2001 to September 2005. From 1999 to 2000, he served as President of E-Med Japan, an application service provider for medical professionals and consumers. He served as representative at the liaison office in Japan for Arteria Vascular Engineering Inc. from June 1997 to December 1998. He held the position of Nations Sales Manager and was a member of the board of directors for Nellcor-CMI Inc., a joint venture between Nellcor (US) and Century Medical Inc. (Japan) from November 1993 to May 1997. Prior to that, he held various positions with Century Medical, Inc. from April 1976 to June 1993, including most recently as National Sales Manager, cardiology II department. Mr. Akao received a B.A. in Electronic Engineering from Doshisha University, Kyoto, Japan.

Charles W. Federico has been a member of our Board of Directors since 2008 and has served as our Presiding Director since August 2008. Mr. Federico has been retired since 2006. From 2001 until his retirement in 2006, Mr. Federico was President and Chief Executive Officer of Orthofix International N.V., a provider of innovative solutions for trauma and spine fusion. From 1996 to 2001, Mr. Federico served as President of Orthofix Inc., a subsidiary of Orthofix International, and as Senior Vice President of Orthofix International. From 1985 to 1996, Mr. Federico was President of Smith & Nephew Endoscopy (formerly Dyonics, Inc.). From 1981 to 1985, Mr. Federico served as Vice President of Dyonics, Inc. Prior to 1981, Mr. Federico held management and marketing positions with General Foods Corporation, Air Products and Chemicals Corporation, Puritan Bennett Corporation and LSE Corporation. Mr. Federico currently serves as a member of the board of directors of BioMimetics Therapeutics, Inc., a publicly-held biologically-enhanced orthopedic therapeutics company, Mako Surgical Corp. and Orthofix International, a publicly-held medical device company, and serves as Chairman and member of the board of directors of SRI Surgical Express, Inc., a publicly-held company offering management solutions for operating rooms and central sterilization departments in hospitals and surgery centers. Mr. Federico received a B.S. in marketing from Fordham University.

Gerald Dorros, M.D. co-founded our company with Mr. Whitman in October 1999 and has served as a member of our Board of Directors since our inception. Dr. Dorros is a retired interventional cardiologist and cardiovascular interventionist and has served as the Medical Director of the Dorros Feuer Interventional Cardiovascular Disease Foundation Ltd., since 1983. From 1997 to 2000, Dr. Dorros served as the President of the Arizona Heart Institute Foundation. From 1981 to 1997, Dr. Dorros was a partner at the Milwaukee Heart and Vascular Clinic. Dr. Dorros has held clinical professorships in medicine at the University of Wisconsin, Columbia University, State University of New York, and University of Illinois. Dr. Dorros received a B.A. from Dartmouth College in 1964, and an M.D. from the Albert Einstein College of Medicine of Yeshiva University in 1968. He has received honorary Ph.D. degrees from Yeshiva University and Colby College.

The Honorable James R. Locher III has been a member of our Board of Directors since 1999. Mr. Locher has written, lectured, consulted, and served on commissions related to the organization of the United States Department of Defense since 1993. Since 2008, Mr. Locher has served as President and Executive Director of the Project on National Security Reform, a nonprofit organization working on efforts to reorganize the U.S. national security system. From 2006 to 2008, Mr. Locher served as the Executive Director of the Project on National Security Reform. From 2003 to 2004, Mr. Locher served as Chairman of the Defense Reform Commission of Bosnia and Herzegovina. From 1989 to 1993, Mr. Locher served as Assistant Secretary of Defense for Special Operations and Low-Intensity Conflict. From 1978 to 1986, Mr. Locher served on the staff of the Senate Armed Services Committee. Mr. Locher has also held staff positions in the White House and at the Pentagon. Mr. Locher is a graduate of the United States Military Academy at West Point, received an M.B.A. from Harvard Business School, and was awarded an honorary LL.D. from Hampden-Sydney College.

John C. Moran has been a member of our Board of Directors since 1999. Since 1997, Mr. Moran has been a private investor. From 1990 to 1997, Mr. Moran served as President of Synthes Spine Company, LP, an affiliate of Synthes, Inc., a manufacturer of instruments, implants and tools for orthopedic and spine surgery. From 1979 to 1990, Mr. Moran served in various capacities at Synthes USA, another affiliate of Synthes, Inc., including Vice President of Finance and Administration and Chief Operating Officer. Mr. Moran is also a member of the board of directors of Advanced Biomaterials Systems, Anika Therapeutics, Inc., a publicly-held company specializing in hyaluronic acid therapeutic products, Christini Technologies, Inc., Paradigm Spine, LLC and Rainier Technologies Corporation. Mr. Moran received an M.B.A. from Harvard Business School and is a graduate of the University of Notre Dame.

Lon E. Otremba has been a member of our Board of Directors since October 2006. Since 2007, Mr. Otremba has served as the Chief Executive Officer of Access 360 Media, a privately-held media and technology firm. From 2005 to 2007, Mr. Otremba served as the Principal Managing Partner of Otremba Management Advisory LLC, a strategic and operational management advisory firm. From 2003 to 2005, Mr. Otremba served as Chief Executive Officer and a director of Muzak, LLC, a provider of commercial music services. From 2002 to 2003, Mr. Otremba served as Executive Vice President, Strategic Planning and Operations of the AOL Interactive Marketing Group of Time Warner. From 2001 to 2002, Mr. Otremba served as Executive Vice President, Strategic Planning, of the AOL Time Warner Local Partnership Group. Mr. Otremba currently serves on the board of directors of Cardium Therapeutics, a publicly-held medical technology company, as well as on the board of directors of Dotmenu, Inc., Access 360 Media and EEI Communications, all three of which are privately held companies. Mr. Otremba is also a trustee of Buckley Country Day School. Mr. Otremba holds a B.A. in marketing and economics from Michigan State University.

Mary Kay Scucci has served as a member of our Board of Directors since 2008. Ms. Scucci previously served as our Chief Financial Officer from 2000 to 2001. Since 2007, Ms. Scucci has served as Consultant and Founder of Y&M Ventures, Inc., a private consulting and investing firm. From 2006 through 2007, Ms. Scucci served as the Chief Financial Officer for Bear Stearns Asset Management, Inc. an equity and fixed-income investment management firm, now a part of JPMorgan Chase. From 2004 through 2006, Ms. Scucci served as Managing Director of Accounting Policy at The Bear Stearns Companies, Inc. From 2001 to 2006, Ms. Scucci pursued her Ph.D. studies full-time at Rutgers University. From 1999 to 2000, Ms. Scucci served as Director of Finance of Honeywell International, Inc. Ms. Scucci also served as Corporate Controller and Director of Strategic Development at Schering Berlin, Inc. Ms. Scucci currently serves on the Board of Trustees for the Financial Executive Research Foundation. Ms. Scucci is a CPA and has received a Ph.D. from Rutgers University, an M.B.A. from The Wharton School of Business, a B.S. in accounting from William Paterson University and a B.A. in political science from Duquesne University.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company of any of its subsidiaries.

There are no family relationships among the directors and executive officers of the Company.

THE BOARD OF DIRECTORS AND BOARD COMMITTEES

As of the date of this Information Statement, the PMI Board has seven directors and maintains an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The current membership and the function of each of these committees are described below.

Meetings of the Board of Directors

Our directors are expected to attend meetings of the Board of Directors and meetings of committees on which they serve. Our directors are expected to spend the time needed at each meeting and to meet as frequently as necessary to properly discharge their responsibilities. Our Board of Directors held eight (8) meetings during the year ended December 31, 2008. During the year, no incumbent director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board of Directors held during the period he served as a director and (ii) the total number of meetings held by any committee of the board on which he served. While we encourage members of our Board of Directors to attend annual meetings of stockholders, we do not have a formal policy requiring them to do so. On August 13, 2008, David R. Murray resigned from the Board of Directors and as Chairman and member of the Compensation Committee and member of the Audit Committee. There is no disagreement between us and Mr. Murray on any matter relating to our operations, policies or practices. All of our 2007 directors (with the exception of Mr. Murray), and Mr. Federico, who was up for election, attended our 2008 Annual Meeting of Stockholders held on May 14, 2008. Mr. Whitman attended our 2009 Annual Meeting of Stockholders in person, and Ms. Scucci and Mr. Locher attended that meeting by telephone.

Executive Sessions; Lead Independent Director

Our directors who are independent as defined by the applicable rules of the Securities and Exchange Commission, or SEC, meet in executive session without management or our President and Chief Executive Officer present, at every regularly scheduled Board of Directors meeting. Since August 13, 2008, the Board of Directors has designated a lead independent director, or presiding director, who acts as the leader of the independent directors and as chairperson of the executive sessions of our independent directors, serves as a non-exclusive intermediary between the independent directors and management, including our Chairman, President and Chief Executive Officer, provides input to the Chairman in planning agendas for meetings of the Board of Directors and facilitates discussions among the independent directors as appropriate between meetings. Mr. Federico is currently serving as our presiding director.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee, which are the only standing committees of the Board of Directors.

Director Independence

A majority of our directors are independent within the meaning of the applicable rules of the SEC. Specifically, our Board of Directors has determined that each of Dr. Dorros and Messrs. Locher, Moran, Otremba, and Federico, and Ms. Scucci, are all independent directors.

Each executive officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors and executive officers.

Audit Committee

The current members of our Audit Committee are Mary Kay Scucci, who serves as chairperson, John C. Moran and Lon E. Otremba. Kenneth S. Abramowitz served as chairman of the Audit Committee through the 2008 Annual Meeting, where he did not stand for re-election, and was succeeded by Charles W. Federico immediately following the 2008 Annual Meeting. In August 2008, Mr. Federico resigned as chairman of the Audit Committee and was succeeded by Ms. Scucci as chairperson of the Audit Committee. Ms. Scucci was appointed to the Board of Directors and Audit Committee on August 13, 2008. The Board of Directors has determined that each member of the Audit Committee qualifies as an independent director for purposes of service on the Audit Committee, and that each of Ms. Scucci and Messrs. Moran and Otremba qualifies as an “Audit Committee financial expert,” as defined by applicable rules of the SEC.

The Audit Committee oversees our financial reporting process and system of internal control over financial reporting, and selects and oversees the performance of, and approves in advance the services provided by, our independent registered public accounting firm. The Audit Committee provides an open avenue of communication among our independent registered public accounting firm, financial and senior management and the Board of Directors. The Audit Committee meets regularly with our independent registered public accounting firm without management present, and from time to time with management in separate private sessions, to discuss any matters that the Committee or these individuals believe should be discussed privately with the Audit Committee, including any significant issues or disagreements that may arise concerning our accounting practices or financial statements. The Audit Committee also oversees our whistleblower policy for receiving and handling complaints or concerns regarding accounting, internal accounting controls or auditing matters.

Our Audit Committee met eight (8) times during year ended December 31, 2008. The Audit Committee Report is included in this Information Statement at page I-28.

Compensation Committee

The current members of our Compensation Committee are Charles W. Federico, who serves as chairman, Gerald Dorros, M.D. and Lon E. Otremba, each of whom is an independent director. David R. Murray served as chairman of the Compensation Committee through his resignation from the Board of Directors on August 13, 2008. There was no disagreement between us and Mr. Murray on any matter relating to our operations, policies or practices. Mr. Federico was appointed by the Board of Directors to succeed Mr. Murray as chairman of the Compensation Committee. The Compensation Committee:

•	administers the Company’s stock option plans and employee stock purchase plan, including the grant of stock options to all eligible employees under the Company’s existing stock option plans;

•	reviews and approves salaries, bonuses and other matters relating to compensation of the executive officers of the Company;

•	reviews and makes recommendations from time to time on the status of the compensation of members of the Board of Directors in relation to other comparable U.S. companies;

•	reviews and makes recommendations with respect to stockholder proposals related to compensation matters;

•	reviews and makes recommendations to the Board of Directors regarding employee compensation and benefit plans and programs generally, including employee bonus and retirement plans and programs;

•

oversees an annual evaluation of the chief executive officer and, in consultation with the chief executive officer, the other executive officers of the Company and in doing so, elicits comments from all directors and reports annually to the Board of Directors on the results of the evaluation; and

•

periodically reviews with the chief executive officer the succession plans relating to positions held by executive officers of the Company and, in consultation with the chief executive officer, make recommendations to the Board of Directors with respect to the selection of individuals to occupy these positions.

The Compensation Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Compensation Committee, except that the Compensation Committee shall not delegate its responsibilities with respect to the grant of stock options under the Company’s stock option plans to any person who is an “officer” of the Company for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The Compensation Committee may retain, at the Company’s expense, independent advisers (including legal counsel, accountants and consultants) as it determines necessary to carry out its duties. The Compensation Committee shall have the ultimate authority and responsibility to engage or terminate any such independent advisers and to approve the terms of any such engagement and the fees to be paid to any such adviser. The Compensation Committee may also request that any officer or other employee of the Company, the Company’s outside counsel or any other person meet with any members of, or independent adviser to, the Committee. The Compensation Committee retained independent advisor Levin and Co. to provide advice with respect to Board of Directors compensation during 2008. The Compensation Committee did not retain independent advisors to provide advice with respect to executive compensation during 2008. Our Compensation Committee met six (6) times and acted four (4) times by written consent during 2008.

Nominating and Governance Committee

In February 2009, the Nominating Committee, in accordance with its Amended and Restated Charter, was reconstituted as the Nominating and Governance Committee. The current members of our Nominating and Governance Committee are James R. Locher, who serves as chairman, Gerald Dorros, M.D. and Lon E. Otremba, each of whom is an independent director. John C. Moran previously served as a member of the Nominating Committee until he was replaced by Mr. Otremba in December 2008. The Nominating and Governance Committee:

•

identifies and recommends to the Board of Directors nominees qualified for election at each meeting of stockholders and the persons to be elected by the Board of Directors to fill any vacancies on the Board of Directors;

•	recommends members of the Board of Directors to serve on committees of the Board of Directors;

•	oversees the evaluation of the performance of the Board of Directors and its committees; and

•

develops and recommends to the Board of Directors corporate governance principles applicable to the Company and assists the Board of Directors in its interpretation of these principles and generally oversees the governance of the Board of Directors.

Our Nominating and Governance Committee met three (3) times during 2008.

Evaluation and Identification of Director Nominees.

The Nominating and Governance Committee shall conduct searches for prospective directors whose skills and attributes reflect those desired, and evaluate and recommend nominees for election to the Board of Directors. The Nominating and Governance Committee shall consider any requirements of applicable law or listing standards, a candidate’s strength of character, judgment, business experience and specific areas of expertise, factors relating to the composition of the Board of Directors (including its size and structure), principles of diversity and such other factors as the Nominating and Governance Committee shall deem appropriate.

Stockholder Director Nominee Recommendations. The Nominating and Governance Committee will consider director nominees recommended by stockholders.

Stockholders may recommend individuals to the Nominating and Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made, to our Nominating and Governance Committee, c/o Corporate Secretary, Power Medical Interventions, Inc., 2021 Cabot Boulevard, Langhorne, Pennsylvania 19047.

Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Governance Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If the Board of Directors determines to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included in our proxy card for the next annual meeting. Any recommendation of a potential director nominee should also include a statement signed by the proposed nominee expressing a willingness to serve on our Board of Directors if elected. As part of this responsibility, the Nominating and Governance Committee will be responsible for conducting, subject to applicable law, any and all inquiries into the background and qualifications of any candidate for the Board of Directors and such candidate’s compliance with the independence and other qualification requirements established by the Nominating and Governance Committee or imposed by applicable law or listing standards.

The Nominating and Governance Committee shall receive from the Company regularly any information received by the Company from stockholders with respect to suggestions and proposals for candidates for membership on the Board of Directors and shall carefully review and evaluate information available to it regarding candidates proposed by stockholders and shall apply the same criteria, and shall follow substantially the same process in considering them, as it does in considering other candidates.

Stockholders also have the right to nominate director candidates themselves, without any prior review or recommendation by the Nominating and Governance Committee or the Board of Directors, by following the procedures set forth in our bylaws.

Codes of Conduct

Establishment of Selection Criteria for Nominees for Director. The Nominating and Governance Committee shall establish and periodically review the criteria it shall use to evaluate the qualifications of candidates for nomination for election as directors of the Company, including any minimum qualifications. The Committee shall consider the requirements of applicable law, applicable listing standards, strength of character, judgment, business experience and specific areas of expertise, familiarity with the Company’s industry, factors relating to the composition of the Board (including its size and structure), principles of diversity, and such other factors as the Nominating and Governance Committee shall deem appropriate.

Director Recruitment. Except where the Company is legally required by contract, by law or otherwise to provide third parties with the right to nominate directors, the Nominating and Governance Committee shall recruit, evaluate and recommend to the Board the nominees for election as directors at any meeting of stockholders where directors are to be elected and the persons to be elected by the Board to fill any vacancies on the Board. In making such recommendations, the Nominating and Governance Committee shall fully consider candidates proposed by stockholders on the same basis as those proposed by members of management or the Board. To assist in carrying out its duties, the Nominating and Governance Committee shall have authority to retain and terminate any search firm to be used to identify candidates to serve as a director, including sole authority to approve the search firm’s fees and other retention forms.

Selection of Director Nominees. The Nominating and Governance Committee shall conduct searches for prospective directors whose skills and attributes reflect those desired, and evaluate and recommend nominees for election to the Board. The Nominating and Governance Committee shall establish a process by which stockholders may efficiently communicate to it suggestions and proposals for candidates for Board membership. The Nominating and Governance Committee shall receive from the Company regularly any information received by the Company from stockholders pursuant to this process, including in respect of candidates for Board membership proposed by stockholders and shall carefully review and evaluate information available to it regarding candidates proposed by stockholders and shall apply the same criteria, and shall follow substantially the same process in considering them, as it does in considering other candidates. The Nominating and Governance Committee shall consider any requirements of applicable law or listing standards, a candidate’s strength of character, judgment, business experience and specific areas of expertise, factors relating to the composition of the Board (including its size and structure), principles of diversity and such other factors as the Nominating and Governance Committee shall deem appropriate.

Governance Guidelines. The Nominating and Governance Committee shall recommend to the Board corporate governance guidelines addressing, among other matters, (i) the size, composition and responsibilities of the Board and its committees, (ii) the tenure and retirement of directors, and (iii) changes in the organization and procedures of the Board. The Corporate Governance Guidelines shall be reviewed periodically by the Nominating and Governance Committee, along with the Code of Business Conduct and Ethics, or Code, of the Company, and the Committee shall make recommendations to the Board with respect to changes in the guidelines. The Nominating and Governance Committee shall review issues of ethical lapses, conflicts of interest, insider trading, and other violations of the Code.

Advice as to Committee Membership and Operations. The Nominating and Governance Committee shall advise and make recommendations to the Board with respect to the charters, structure and operations of the various committees of the Board, qualifications for membership on the committees and the rotation of Board members among committees of the Board. Unless a Chair of the Nominating and Governance Committee is elected by the Board, the members of the Committee may designate a Chair by majority vote of the members of the Committee.

Evaluation of the Board and the Committee. The Nominating and Governance Committee shall develop and administer an annual evaluation of the Board and of each committee of the Board to determine whether the Board and its committees are functioning effectively, the process for such evaluation to be approved by the Board. The Nominating and Governance Committee shall report annually to the Board on the results of the evaluation. The Nominating and Governance Committee shall conduct formal performance evaluations of Board members pending renomination and establish a process for renomination which might include recommending termination of membership or non-reelection of individual directors. The Nominating and Governance Committee shall also evaluate its own performance on an annual basis. The Nominating and Governance Committee shall determine desired Board member skills and attributes and establish and revise as necessary criteria for Board membership.

Director Education. The Nominating and Governance Committee shall consider on an annual basis the nature of any continuing education that may be desirable for the Board and, if appropriate, recommend to the Board that resources be made available in this regard.

Other Delegated Responsibilities. The Nominating and Governance Committee shall have authority to obtain advice and assistance from internal or external legal, accounting, or other advisors. The Nominating and Governance Committee is empowered to cause the Company to pay the compensation of such advisors. The Nominating and Governance Committee shall also have authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee, or advisor of the Company to meet with the Nominating and Governance Committee or any advisors engaged by the Committee. The Nominating and Governance Committee shall fulfill such other duties and responsibilities as may be assigned to the Committee, from time to time, by the Board.

Code of Ethics

Our Board has adopted a code of ethics which establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors. The code of ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations. Our code of ethics is publicly available on our Website at http://www.pmi2.com under the “Investor Relations-Corporate Governance” section. Any waiver of our code of ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our Audit Committee and will be disclosed as required by applicable law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stock Owned by Directors, Executive Officers and Greater-Than-5% Stockholders

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of August 3, 2009, by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our named executive officers and other executive officers;

•	each of our directors and nominees for election as director; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants or convertible promissory notes held by that person that are currently exercisable or convertible, or exercisable within 60 days of August 3, 2009 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Power Medical Interventions, Inc., 2021 Cabot Boulevard, Langhorne, Pennsylvania 19047.

Each stockholder’s percentage ownership before the offering is determined in accordance with Rule 13d-3 under the Exchange Act, and is based on 17,187,791 shares of our common stock outstanding as of August 3, 2009. As of August 3, 2009, our outstanding convertible notes are convertible in accordance with their terms into an aggregate of approximately 2.7 million shares of our common stock. Except as set forth above, the table below assumes no conversion of these notes, and no exercise of stock options and warrants outstanding at August 3, 2009 to purchase an aggregate of approximately 3.6 million shares of our common stock. In addition, the table below does not include in the number of shares of our common stock outstanding any of the 280,475 shares of restricted stock, all of which are unvested, outstanding as of August 3, 2009. Amounts under the heading “Right to Acquire” represent shares that may be acquired upon vesting of restricted stock, exercise of stock options or warrants exercisable within 60 days of the date of the table or upon conversion of our convertible promissory notes.

	Beneficial Ownership
Name and Address of Beneficial Owner	Shares Outstanding	Right to Acquire	Total	% of Outstanding
5% Stockholders
Boston Scientific Corporation	2,205,417	9,060	2,214,477	12.9%
One Boston Scientific Place Natick, Massachusetts 01760
Gerald and Myra S. Dorros Revocable Trust (1)	1,947,008	246,362	2,193,370	12.6%
1120 South Thunder Road Wilson, WY 83014
Entities affiliated with NGN Capital LLC	1,151,047	4,688	1,155,735	6.7%
369 Lexington Avenue New York, New York 10017

Executive Officers and Directors
Gerald Dorros, M.D. (2)	1,947,008	246,362	2,193,370	12.6%
Michael P. Whitman	253,123	797,411	1,050,534	5.8%
Donald Malinouskas (3)	—	107,259	107,259	*
John C. Moran	18,077	16,149	34,226	*
Peter Reich (4)	—	48,593	48,593	*
Akihisa Akao (5)	6,250	34,531	40,781	*
James R. Locher III	4,687	21,253	25,940	*
Charles W. Federico	3,000	4,299	7,299	*
Lon E. Otremba	—	5,211	5,211	*
Mary Kay Scucci	2,000	1,758	3,758	*
Brian M. Posner	—	—	—	*
Joseph Camaratta	—	—	—	*
All current directors and executive as a group (12 persons)	2,234,145	1,282,826	3,516,971	19.0%

*	Less than one percent.

(1)	Includes securities owned by our director Gerald Dorros, M.D.

(2)	Includes securities owned by the Gerald and Myra S. Dorros Revocable Trust. Dr. Dorros disclaims beneficial ownership of the shares held by the Gerald and Myra S. Dorros Revocable Trust except to the extent of his pecuniary interest therein.

(3)	Mr. Malinouskas’ “Right to Acquire” ownership includes 46,187 restricted shares of common stock currently scheduled to vest annually in three equal tranches through 2012. These shares will vest within 60 days of August 3, 2009 should the merger transaction be completed in September 2009 as anticipated.

(4)	Mr. Reich’s “Right to Acquire” ownership includes 15,625 restricted shares of common stock currently scheduled to vest annually in three equal tranches through 2012. These shares will vest within 60 days of August 3, 2009 should the merger transaction be completed in September 2009 as anticipated.

(5)	Mr. Akao’s “Right to Acquire” ownership includes 19,531 restricted shares of common stock currently scheduled to vest annually in three equal tranches through 2012. These shares will vest within 60 days of August 3, 2009 should the merger transaction be completed in September 2009 as anticipated.

EXECUTIVE COMPENSATION

Compensation Committee Report

Overview

This Compensation Discussion and Analysis discusses our policies and programs for compensating our President and Chief Executive Officer (“CEO”), Chief Financial Officer and certain other executive officers (collectively, the “named executive officers”) in 2008. It provides information regarding the objectives and policies we apply in making compensation decisions and is accompanied by tabular disclosure and additional explanations of historical compensation paid to our named executive officers.

Objectives of Our Compensation Policy

We operate in an extremely competitive and rapidly changing industry. Our Compensation Committee believes that the compensation programs for the executive officers should be designed to attract, motivate and retain talented executives responsible for our success and should be determined within a framework that is intended to reward individual contribution and strong financial performance by our company. Within this overall philosophy, the Compensation Committee’s objectives are to:

•	attract, motivate and retain outstanding individual named executive officers;

•	offer a total compensation program that takes into consideration information available to us concerning the compensation practices of other companies with which we compete for executive talent;

•

provide incentives for superior Company and individual named executive officers performance by paying competitive compensation, and by basing a significant portion of compensation upon achieving that performance; and

•	align the financial interests of executive officers with those of shareholders by providing significant long-term equity-based incentives.

Our compensation policy is designed to fairly reward our executives for their past efforts on our behalf and to encourage excellent performance in the future by affording them an opportunity to share in our success.

Our Compensation Committee also believes that the proportion of an individual’s total compensation that is dependent on individual and company performance objectives should increase as that individual’s business responsibilities increase.

Overall, our compensation program is designed to reward individual and Company short-term and long-term performance. As discussed further below, a significant portion of named executive officer compensation is comprised of a combination of annual cash bonuses, which reward annual Company and executive performance, and equity compensation, which rewards long-term Company performance. We believe that by weighting total compensation in favor of the bonus and long-term incentive components of our total compensation program, we appropriately reward individual achievement while at the same time providing incentives to achieve the Company’s strategic and financial objectives. We also believe that salary levels should be reflective of individual performance, and therefore we factor this into the adjustment of base salary levels each year.

Role of Our Compensation Committee and Role of Our Executive Officers in the Compensation Process

Our Compensation Committee makes recommendations to our Board of Directors concerning the compensation and benefits of our executive officers, which are considered and acted upon by our Board of Directors. Our Board of Directors has determined that each member of the Compensation Committee is independent within the meaning of the listing standards of NASDAQ, the rules of the Securities and Exchange Commission and the relevant securities laws, and that each member is an “outside director” as defined in

Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee is responsible for determining and implementing the Company’s philosophy with respect to executive compensation. Accordingly, the role of the Compensation Committee is to oversee our compensation and benefit plans and policies, to administer our stock plans (including reviewing and approving equity grants to our officers) and to review and approve annually all compensation decisions relating to elected officers, including those for the named executive officers. The Compensation Committee works with management to develop relationships between pay levels, financial performance and returns to stockholders, in order to align our compensation structure with our organizational objectives. The Compensation Committee’s membership is determined by the Board. The Compensation Committee met six times and acted four times by written consent during 2008.

The Compensation Committee operates pursuant to a charter approved by the Compensation Committee and the Board of Directors. The charter is posted on the Company’s internet website at www.pmi2.com. The Compensation Committee’s charter reflects the aforementioned responsibilities, and the Compensation Committee and the Board of Directors periodically review and revise the charter.

We obtain industry compensation data on an informal basis from publicly available surveys, from interviews with new and departing employees, and from anecdotal evidence obtained from members of our Board of Directors. We have not engaged the services of a compensation consultant. Nor have we engaged in any systematic process of formal benchmarking of total compensation or of any element of compensation for our executive officers.

The Compensation Committee has in the past typically considered recommendations made by the CEO regarding the performance, qualifications and proposed compensation for each executive officer, including himself. The CEO’s recommendations encompass base salary, cash incentive awards and stock options. In 2008, the Compensation Committee approved, and the Board of Directors subsequently adopted, the CEO’s recommendations for executive officer salaries, bonuses and equity incentive grants with only minor adjustments. The CEO, who is also the Chairman of our Board of Directors, has generally participated in deliberations and determinations of the Board concerning compensation of our executive officers other than himself but has not participated in Board deliberations or voted on matters relating to his own compensation.

The Company’s practice has been to enter into an employment agreement that includes severance provisions with the CEO and severance agreements with certain other named executive officers. The Company competes against major medical device companies for qualified personnel. The Company believes that the Company’s practice of entering into such agreements allows it to remain competitive in the market for qualified executives.

Elements of Compensation

Executive compensation consists of the following:

Base salary

Base salary is intended to provide economic security for executive officers at a level sufficient to attract and retain talent. Base salaries are initially set by the Compensation Committee and incorporated into employment contracts, in the case of the CEO, and letter agreements, in the cases of certain other named executive officers. These salary levels are set based on the named executive officer’s experience and performance with previous employers, pay levels for similar executives in companies about which we have anecdotal information and negotiations with individual named executive officers. Our Compensation Committee reviews the base salaries of our executive officers annually taking into account each executive officer’s effectiveness in achieving any corporate and personal goals set for the previous year, his or her expected contribution for the coming year and the competitive data. Base salaries are also evaluated relative to other components of our compensation program to ensure the executives’ total compensation and mix of components is consistent with our compensation objectives and philosophies. Included in this subjective determination is the Compensation Committee’s evaluation of the development and execution of strategic plans and the exercise of leadership. The weight given such factors by the Compensation Committee may vary from one named executive officer to another.

2008 base salaries

In December 2007, the Compensation Committee approved salary increases for 2008 for each of our then-serving named executive officers based upon our performance against Company objectives adopted for 2007 and each named executive officer’s individual performance for that year in light of his or her individual annual performance goals and increased the CEO’s base salary for 2008 to $385,000, as required by the terms of his 2007 amended and restated employment agreement. This represented an increase of 5.5% above the CEO’s base salary rate in 2007.

Mr. Gandolfo’s salary increased by approximately 10% in 2008 over his 2007 salary. The salaries of Messrs. Malinouskas and Reich remained unchanged in 2008. Mr. Akao was hired in March 2008 and his salary did not change during the remainder of 2008.

2009 base salaries

In December 2008, the Compensation Committee increased CEO’s base salary for 2009 to $402,560, as required by terms of his 2007 amended and restated employment agreement. This represented a 4.6% increase above his base salary rate in 2008. In February 2009, the Company and the CEO entered into a Second Amendment to the Second Amended and Restated Employment Agreement pertaining to the CEO’s service to the Company as its Chief Executive Officer. The CEO’s annual base salary under the amended employment agreement is a minimum of $385,000, which shall be increased each year by the percentage increase in the U.S. Department of Labor Statistics Consumer Price Index for Urban Wage Earners and Clerical Workers and shall be reviewed annually for appropriate increases by the Board of Directors. The CEO’s base salary for 2009 is $402,560.

In January 2009, we entered into an employment agreement with Brian M. Posner pertaining to Mr. Posner’s service as our Chief Financial Officer. Mr. Posner’s base salary under the employment agreement is $250,000, which the Compensation Committee will review annually.

In January 2009, we entered into an employment agreement with Joseph Camaratta pertaining to Mr. Camaratta’s service as our Senior Vice President, Global Sales and Marketing. Mr. Camaratta’s base salary under the employment agreement is $225,000, which the Compensation Committee will review annually.

Annual incentive bonus plan

In line with our strategy of rewarding performance, a significant part of the Company’s executive compensation philosophy is the payment of cash incentives or bonuses to named executive officers based on an annual evaluation of individual and Company performance, considering several factors as discussed below. Our annual incentive bonuses are intended to reward executives for assisting us to achieve our annual corporate goals and for achieving individual performance objectives. These annual incentive bonuses are typically paid in cash within a few weeks after the end of each year. Financial goals for the company are determined by the Board of Directors at the beginning of each year and are subject to modifications by the Board during the year. The individual annual performance objectives for the CEO are determined by the Compensation Committee after negotiations with the CEO. The annual performance objectives for the other named executive officers are determined by the Compensation Committee after considering recommendations from the CEO. Target bonuses, usually expressed as a percentage of base salary, are also determined at the beginning of each year. The target bonus for the CEO for 2008 was calculable in accordance with a formula set forth in his amended and restated employment agreement after taking into account factors including the Company’s revenues and operating loss recognized in fiscal 2008. The target bonus percentage for Mr. Gandolfo was 35%, as set forth in his employment agreement. There are no formal target bonus percentages for Messrs. Reich, Akao, and Malinouskas, but rather, bonuses are awarded at the Compensation Committee’s discretion and are generally based upon the CEO’s recommendations. The employment agreements that we entered into with each of Messrs. Posner and Camaratta provide that they will be eligible to participate in the Company’s incentive compensation plan in place for senior management, with a targeted bonus for each executive of up to 35% of his respective base salary, subject to achievement of performance goals.

The determinations as to whether we or the individual have achieved his or her respective goals, and the amounts of the annual incentive bonuses actually payable at the end of the year, are made by the Compensation Committee after considering recommendations from the CEO, including as to himself.

2008 short-term cash incentive plans

In December 2008, the Compensation Committee approved a cash bonus for 2008 performance of $115,000 for Mr. Whitman. In determining the amount of Mr. Whitman’s cash bonus, the Compensation Committee considered our corporate performance versus corporate objectives with respect to corporate revenue and operating income during 2008 as well as Mr. Whitman’s performance versus his individual objectives. Corporate objectives upon which the Compensation Committee focused related to Company revenues, cost of goods and gross margin of the Company’s products and cash burn in 2008. The Compensation Committee also approved cash bonuses for 2008 performance for Messrs. Malinouskas and Reich of $20,000 and €30,677 (approximately $43,377 as of December 31, 2008), respectively. In determining the amount of the cash bonus for each such named executive officer, the Compensation Committee considered the CEO’s evaluation of the officer’s performance during 2008, which focused on the performance of the functional area that each officer led during that period. The cash bonuses paid to Messrs. Malinouskas and Reich represented approximately 10% and 18% of each of their respective base salaries. The Compensation Committee did not award Messrs. Gandolfo and Akao a bonus for 2008 performance. Mr. Gandolfo resigned as our Chief Financial Officer effective December 26, 2008.

Under the terms of the amended employment agreement the Company entered into with the CEO in February 2009, the CEO will be eligible to receive certain cash bonuses. Beginning in 2009, the CEO will be eligible to receive an annual cash bonus calculated based upon three factors (i) Company revenue, (ii) Company operating income, and (iii) achievement of performance goals as determined in the discretion of the Board of Directors. The targeted annual aggregate cash bonus is up to 50% of the CEO’s base salary. The formula for determining the amounts of the CEO’s annual aggregate bonus will assign different weights to each of the three factors, such that 60% of the targeted annual aggregate bonus will be based upon the Company’s revenues; 25% of the targeted annual aggregate bonus will be based upon the Company’s operating income; and 15% of the targeted annual aggregate bonus will be determined by the Board of Directors in its sole discretion based upon performance goals set by the Board. In addition, in the event the Company enters into a legally binding agreement relating to a Change of Control (as defined in the amended employment agreement), the CEO will be entitled receive an annual bonus equal to 50% of the CEO’s then current base salary, plus an additional $25,000 upon closing of such transaction.

Long-term equity incentive program

The long-term equity incentives granted to our executive officers have been primarily in the form of non-statutory stock options to purchase common stock. We believe option awards provide a vital link between the long-term results achieved for our stockholders and the rewards provided to named executive officers, thereby ensuring that such officers have a continuing stake in our long-term success. The purpose of equity compensation is to provide motivation to selected employees, directors and consultants of the Company to put forth maximum efforts toward the continued growth, progress and success of the Company by providing incentives to these employees, directors and consultants through the ownership and performance of the common stock of the Company. The Compensation Committee believes that at this time in the Company’s development, stock options are the form of equity compensation that provides the strongest alignment between the interests of grantees and the long-term interests of the Company’s other stockholders. Grantees do not realize value from stock options absent an increase in value of the Company’s Common Stock. Stock options typically vest over a four-year period following grant in an effort to motivate the grantees to continue in the service of the Company for an extended period of time. We do not have a program, plan or practice to time option grants in coordination with the release of material, non-public information, nor do we plan to time, nor have timed, our release of material, non-public information for the purpose of affecting the value of executive compensation.

Our Board of Directors awards stock options and other equity-based awards to our executive officers based upon recommendations from our Compensation Committee. In formulating its recommendations, the Compensation Committee considers recommendations from the CEO. In determining the number of shares to be covered by each award, the Compensation Committee considers the executive’s responsibilities, expected future contribution to our operating results and equity compensation paid by other companies to similarly situated executive officers. The exercise prices of our stock option grants are set at the fair market value of a share of our stock at the time of the grant.

Our Board of Directors grants stock options for new hires at regularly scheduled Board meetings and with exceptions described below, generally grants additional stock options, if any, to current employees once per year in connection with their annual performance evaluations, generally in December.

2008 equity incentive awards

In January 2008, the Compensation Committee granted the CEO a non-qualified stock option to purchase 413,768 shares of our common stock. The timing of this grant and the number of shares purchasable under the stock option were prescribed in the CEO’s 2007 amended and restated employment agreement. The stock option was granted under our 2007 Equity Incentive Plan and has an exercise price of $11.31 per share, which was the last reported sale price of our common stock on the NASDAQ Global Market on the date of grant. The stock option vests over 4 years in equal quarterly installments, with the first installment vesting on March 31, 2008.

In April 2008, the Compensation Committee granted Mr. Gandolfo a non-qualified stock option to purchase 20,000 shares of our common stock. The stock option was granted under our 2007 Equity Incentive Plan and had an exercise price of $6.81 per share, which was the last reported sale price of our common stock on the NASDAQ Global Market on the date of grant. The stock option expired unexercised on March 26, 2009.

In November 2008, our Compensation Committee granted Mr. Malinouskas a non-qualified stock option to purchase 30,000 shares of our common stock. The stock option was granted under our 2007 Equity Incentive Plan and has an exercise price of $1.77 per share, which was the last reported sale price of our common stock on the NASDAQ Global Market on the date of grant. The stock option vests as to 25% of the shares on the first anniversary of the date of grant and as to an additional 6.25% of the total shares at the end of each successive three month period following the first anniversary of the date of grant until the fourth anniversary of the date of grant.

In March 2008, our Compensation Committee granted Dr. Reich a non-qualified stock option to purchase 10,000 shares of our common stock at an exercise price of $3.84, which represents the last reported sale price of our common stock on the NASDAQ Global Market on the date of each respective grant. These stock options were granted under our 2007 Equity Incentive Plan. The stock options vest as to 25% of the shares on the first anniversary of the date of grant and as to an additional 6.25% of the total shares at the end of each successive three month period following the first anniversary of the date of grant until the fourth anniversary of the date of grant.

During 2008, our Compensation Committee granted two stock options to Mr. Akao. In March 2008, Mr. Akao received a non-qualified stock option to purchase 25,000 shares of the Company’s common stock at an exercise price of $6.29 per share. In August 2008, Mr. Akao received a non-qualified stock option to purchase 10,000 shares of our common stock at an exercise price of $3.84 per share. The exercise prices associated with these stock options represent the last reported sale price of the Company’s common stock on the NASDAQ Global Market on the date of each respective grant. These stock options were granted under our 2007 Equity Incentive Plan. The stock options vest as to 25% of the shares on the first anniversary of the date of grant and as to an additional 6.25% of the total shares at the end of each successive three month period following the first anniversary of the date of grant until the fourth anniversary of the date of grant.

2009 equity incentive awards

In January 2009, in anticipation of the CEO’s entering into a Second Amendment to the Second Amended and Restated Employment Agreement, the Compensation Committee granted the CEO a non-qualified stock option to purchase 250,000 shares of our common stock. The stock option was granted under the Company’s 2007 Equity Incentive Plan. The stock option has an exercise price of $0.35 per share, which was the last reported sale price of our common stock on the NASDAQ Global Market on the date of grant. The stock option vests as to 5,209 shares at the end of each month for a period of 48 months, beginning on January 31, 2009.

In January 2009, the Board of Directors awarded each of Messrs. Posner and Camaratta an initial hire grant of stock options representing 150,000 shares of the Company’s common stock that will vest as to 25% of the shares on the first anniversary of the date of grant and thereafter in equal monthly portions over the following 36 months following the first anniversary of the date of grant. In April 2009, the Board of Directors amended the initial hire grants of stock options to Messrs. Posner and Camaratta to provide that upon the occurrence of a “Change of Control” (as defined in the employment agreements we entered into with Messrs. Posner and Camaratta), Mr. Posner’s and Mr. Camaratta’s options shall accelerate such that all of the shares issuable pursuant to Mr. Posner’s and Mr. Camaratta’s options shall immediately vest.

On July 7, 2009, the Compensation Committee granted each of Messrs. Akao, Malinouskas and Dr. Reich 19,531 shares of restricted stock, 46,187 shares of restricted stock and 15,625 shares of restricted stock, respectively. The shares of restricted stock were granted under the Company’s 2007 Equity Incentive Plan. The restricted stock vests in equal annual installments on each of the first four anniversaries of the date of grant, subject to continued employment on such vesting date, and will become fully vested upon the occurrence of a change of control of the Company.

Severance and change of control benefits

We provide severance benefits to certain of our named executive officers because we believe that such benefits are essential to recruiting and retaining qualified executive officers. The Company believes the right to severance benefits provides our named executive officers the assurance of security if their employment is terminated for reasons beyond their control. In addition, when a change in control is contemplated, named executive officers may face an uncertain future with the Company. We believe that these benefits alleviate the anxiety created by this uncertainty and allow the named executive officers to provide the most effective management during a period when a change in control is contemplated without being distracted by these attendant anxieties.

Mr. Whitman is entitled to receive severance benefits upon certain qualifying terminations of employment based on applicable provisions in his employment agreement. This severance arrangement is intended to assist us in attracting and retaining qualified executives and provide for continuity of management in connection with a threatened or actual change in control transaction.

On May 14, 2009, the Company and Mr. Whitman entered into a Third Amendment to Mr. Whitman’s amended and restated employment agreement. The Third Amendment added clarifying language to the definition of “Change of Control” in the amended and restated employment agreement to remove a provision from an earlier agreement that stated that a transaction valuing the Company at less than $175.0 million would not constitute a Change of Control under the amended and restated employment agreement. The Third Amendment also corrected the provision in the amended and restated employment agreement related to the payment of 2009 base salary to Mr. Whitman to state that such annual base salary under the amended and restated employment agreement is $385,000, increased by the October 2008 percentage increase in the U.S. Department of Labor Statistics Consumer Price Index for Urban Wage Earners and Clerical Workers. Both such changes to the amended and restated employment agreement had been agreed by Mr. Whitman and the Committee at the time of execution of the Second Amendment to the amended and restated employment agreement but were not incorporated in the Second Amendment.

Under Mr. Whitman’s amended and restated employment agreement, if Mr. Whitman’s employment is terminated by Mr. Whitman following a change in control, then Mr. Whitman is currently entitled to (i) a severance payment equal to 300% of Mr. Whitman’s current base salary, totaling $1,207,680 and (ii) a pro-rata tax payment totaling $6,667. In addition, upon the occurrence of a change of control, Mr. Whitman is currently entitled to (i) a cash bonus equal to 50% of Mr. Whitman’s current base salary, totaling $201,280; (ii) a $25,000 transaction bonus upon completion of a transaction resulting in a change in control of the Company; and (iii) an exchange option bonus, totaling $432,500. All such payments are subject to certain reductions in order to minimize the impact of Section 4999 of the Internal Revenue Code on Mr. Whitman. In addition, if Mr. Whitman’s employment is terminated by us without cause or upon our breach of the agreement, Mr. Whitman is entitled to receive his salary for the remainder of the term of the agreement, plus the continuation of certain health benefits and related payments, and all unvested stock options granted to Mr. Whitman under the agreement will immediately vest and become fully exercisable.

The employment agreement we entered into with Mr. Posner provides that in the event the Company terminates Mr. Posner without “Cause” (as defined in the employment agreement) (i) prior to a Change of Control, Mr. Posner will be entitled to receive severance payments in an amount equal to his base salary in effect as of the date immediately prior to such termination for a period of six months; or (ii) on or after a Change of Control, Mr. Posner will be entitled to receive severance payments in an amount equal to his base salary in effect as of the date immediately prior to such termination for a period of twelve months.

The employment agreement we entered into with Mr. Camaratta provides that in the event the Company terminates Mr. Camaratta without “Cause” (as defined in the employment agreement) (i) prior to the six month anniversary of the effective date of the Employment Agreement (January 5, 2009), Mr. Camaratta will be entitled to receive severance payments in an amount equal to his base salary in effect as of the date immediately prior to such termination for a period of two months; (ii) on or after the six month anniversary of the effective date of the employment agreement but on or before the twenty-four month anniversary of the effective date of the employment agreement, Mr. Camaratta will be entitled to receive severance payments in an amount equal to his base salary in effect as of the date immediately prior to such termination for a period of four months; or (iii) after the twenty-four month anniversary of the effective date of the employment agreement, Mr. Camaratta will be entitled to receive severance payments in an amount equal to his base salary in effect as of the date immediately prior to such termination for a period of six months.

None of our other named executive officers is contractually entitled to severance benefits.

Perquisites and other compensation

We also provide other benefits to certain of our executive officers that are not tied to any formal individual or company performance criteria and are intended to be part of a competitive overall compensation program. For 2008, these benefits included payment of term life insurance premiums, certain automobile and cell phone expenses, payment of premiums for disability insurance, and in the case of the CEO, we compensate the CEO up to $10,000 annually to cover income taxes owed in connection with the previously mentioned perquisites. See “—Summary Compensation Table.”

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan provides that each participant may contribute up to 15% of his or her pre-tax compensation, up to the statutory limit, which is $16,500 for calendar year 2009. Participants who are 50 years or older can also make catch-up contributions, which in calendar year 2009 may be up to an additional $5,500 above the statutory limit. Under the 401(k) plan, each participant is fully vested in his or her deferred salary contributions, including any matching contributions by us, when contributed. Participant contributions are held and invested by the plan’s trustee. The plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In 2008, we did not match participant contributions.

Because the Compensation Committee determines whether and how much cash bonus to pay each named executive officer based on a discretionary review of Company and individual performance, named executive officers’ bonuses are not considered to be “performance based” under Section 162(m) of the Internal Revenue Code. Therefore, the Company may not be able to deduct, on its corporate tax return, all of a named executive officer’s base salary and bonus if the total amount of such base salary and bonus (and other compensation considered under Section 162(m) of the Code) exceeds $1,000,000 in that fiscal year. In 2008, the Company did not lose any tax deductions for such compensation deemed to not be considered “performance-based”.

Compensation of Our Executive Officers

Summary Compensation Table

The following table provides information regarding the compensation earned during the years ended December 31, 2008, 2007 and 2006 by our President, Chief Executive Officer and Chairman, our Chief Financial Officer and each other person who served as an executive officer during 2008, who was in office on December 31, 2008 and whose total compensation exceeded $100,000 for the year ended December 31, 2008. We refer to these officers as our named executive officers.

Summary Compensation

Name and Principal Position	Year	Salary ($)		Option Awards ($)		Bonus ($)		All Other Compensation ($) (1)		Total ($)
Michael P. Whitman	2008	$385,000		$777,789	(2)	$115,000	(3)	$57,255	(4)	$1,335,044
President, Chief Executive Officer and Chairman	2007	365,000		423,548	(2)	127,250	(3)	69,915	(5)	985,713
	2006	320,000		80,626	(2)	115,000	(3)	37,216	(6)	552,842

John P. Gandolfo (7)	2008	275,000		175,187	(2)	—		15,742	(8)	465,929
Former Chief Financial Officer	2007	245,153		631,386	(2)	37,275	(9)	4,385	(10)	918,199

Patricia A. Steffan (11)	2008	155,000		703	(2)	10,000	(12)	—		165,703
Interim Chief Financial Officer

Peter Reich (13)	2008	238,604	(14)	2,065	(2)	43,377	(14)	21,958	(15)	306,004
Former General Manager Power Medical Interventions Deutschland

Akihisa Akao	2008	230,625	(16)	22,592	(2)	—		—		253,217
President Power Medical Interventions Japan

Donald Malinouskas	2008	195,000		30,120	(2)	20,000	(17)	—		245,120
Senior Vice President, Research & Development

The	Company does not maintain a formal Non-Equity Incentive Compensation Plan

(1)	The value of certain perquisites or personal benefits is not included in the amounts disclosed for certain named executive officers because the aggregate value of such benefits and perquisites did not exceed $10,000.

(2)	Represents share-based compensation expense incurred for the year ended December 31, 2008, 2007, and 2006, respectively as applicable, related to the vesting of options as computed in accordance with SFAS 123(R).

(3)	Consists of a discretionary cash bonus of $115,000 earned in 2008; a discretionary cash bonus of $72,500 earned in 2007, and a performance cash bonus of $54,750 in connection with the successful market launch of our new i60 product in 2007, as provided by Mr. Whitman’s employment agreement; and a discretionary bonus of $115,000 earned in 2006.

(4)	Consists of premiums paid for life insurance in the amount of $3,325, an automobile allowance totaling $18,000 and a cell phone allowance in the amount of $8,761, legal fees paid on Mr. Whitman’s behalf to cover employment contract negotiation services in the amount of $13,155 and amounts paid to Mr. Whitman to cover a portion of the income taxes owed for these benefits in the amount of $14,014.

(5)	Consists of premiums paid for life insurance in the amount of $3,325, an automobile allowance totaling $18,000 and a cell phone allowance in the amount of $4,645, legal fees paid on Mr. Whitman’s behalf to cover employment contract negotiation services in the amount of $28,351 and amounts paid to Mr. Whitman to cover a portion of the income taxes owed for these benefits in the amount of $15,594.

(6)	Consists of premiums paid for life insurance in the amount of $3,325, an automobile allowance totaling $18,000, and amounts paid to Mr. Whitman to cover a portion of the income taxes owed for these benefits in the amount of $15,891.

(7)	Mr. Gandolfo was appointed as our chief financial officer on January 5, 2007 and resigned effective December 26, 2008.

(8)	Amount represents automobile allowance of $13,722 and accrued vacation pay of $2,020.

(9)	Amount represents a discretionary cash bonus of $37,275 earned in 2007.

(10)	Amount represents automobile allowance.

(11)	Patricia Steffan, our former Vice President of Finance, served as our interim Chief Financial Officer from December 26, 2008 to January 4, 2009, following the resignation of Mr. Gandolfo and prior to the appointment of Mr. Posner. Ms. Steffan resigned effective March 31, 2009.

(12)	Amount represents a discretionary cash bonus of $10,000 earned in 2008.

(13)	On July 15, 2009, Dr. Reich provided the Company with advance written notice of his intention to resign as an employee of Power Medical Interventions Deutschland.

(14)	Dr. Reich was paid a base salary of 168,744€ and a bonus of 30,677€ in 2008. Amounts in table above have been converted into U.S. Dollars using a $1.414:1.0€ ratio in effect at December 31, 2008.

(15)	Amount represents automobile allowance of 15,529€ in 2008. Amount in table above has been converted into U.S. Dollars using a $1.414:1.0€ ratio in effect at December 31, 2008.

(16)	Mr. Akao was paid a base salary of ¥20,833,333 in 2008. Amount in table above has been converted into U.S. Dollars using a $0.01107: ¥1.0 ratio in effect at December 31, 2008.

(17)	Amount represents a discretionary cash bonus of $20,000 earned in 2008.

Grants of Plan-Based Awards

The following table sets forth information regarding all plan-based awards to our named executive officers during 2008.

Grants of Plan-Based Awards

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Option Awards: Number of Securities Underlying Options (#) (1)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (#) (1)
Name		Threshold ($)	Target ($)	Maximum ($)
Michael P. Whitman	1/23/2008	—	—	—	413,768	(2)	11.31	$2,555,762
John P. Gandolfo	4/9/2008	—	—	—	20,000	(3)	6.81	75,354
Patricia A. Steffan	11/12/2008	—	—	—	10,000	(4)	1.77	10,031
Peter Reich	8/15/2008	—	—	—	10,000	(5)	3.84	21,005
Akihisa Akao	3/27/2008	—	—	—	25,000	(5)	6.29	85,880
	8/15/2008	—	—	—	10,000	(5)	3.84	21,005
Donald Malinouskas	11/12/2008	—	—	—	30,000	(5)	1.77	30,093

(1)	Represents the aggregate full grant date fair value of stock options awarded to each named executive officer in 2008 as computed in accordance with SFAS 123(R). See Note 2 to the consolidated financial statements of the Company’s Annual Report for the year ended December 31, 2008 regarding assumptions underlying valuation of equity awards.

(2)	Stock option vests in equal quarterly installments over four years.

(3)	Mr. Gandolfo resigned effective December 26, 2008 and 100% of his outstanding options expired without exercise.

(4)	Ms. Steffan resigned effective March 31, 2009 and 100% of her outstanding options expired without exercise.

(5)	Stock options vest as to 25% of the shares on the first anniversary of the date of grant and as to an additional 6.25% of the total shares at the end of each successive three month period following the first anniversary of the date of grant until the fourth anniversary of the respective date of grant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding all outstanding equity awards held by our named executive officers at December 31, 2008.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($/Sh)	Option Expiration Date
Michael P. Whitman	210,875	—	4.48	10/15/2013
	4,688	—	6.40	2/1/2015
	65,639	—	6.40	6/1/2015
	81,220	27,074	6.40	12/1/2015
	72,733	43,642	10.24	6/1/2016
	95,017	—	10.24	4/18/2017
	103,442	310,326	11.31	1/23/2018

John Gandolfo	52,441	—	10.24	3/26/2009
	3,722	—	14.25	3/26/2009
	2,500	—	6.81	3/26/2009

Patricia A. Steffan	3,125	—	7.04	6/30/2009
	7,813	—	4.48	6/30/2009
	625	—	4.48	6/30/2009
	7,188	—	4.48	6/30/2009
	2,630	877	6.40	6/30/2009
	—	10,000	1.77	6/30/2009

Peter Reich	12,500	—	7.04	4/1/2013
	6,250	—	4.48	6/1/2014
	9,375	3,125	6.40	12/1/2015
	—	10,000	3.84	8/15/2015

Akihisa Akao	1,953	4,297	10.24	8/1/2017
	—	25,000	6.29	3/27/2018
	—	10,000	3.84	8/15/2015

Donald Malinouskas	1,875	—	6.40	3/16/2010
	10,938	—	7.04	4/1/2013
	7,500	—	4.48	10/15/2013
	1,563	—	4.48	1/15/2014
	13,671	1,954	6.40	5/1/2015
	13,607	4,536	6.40	12/1/2015
	3,750	11,250	14.25	12/14/2017
	—	30,000	1.77	11/12/2015

Stock Option Exercises and Stock Vested for 2008

Our named executive officers did not exercise any stock options or hold any restricted stock, restricted stock unit or other similar equity-based award during the year ended December 31, 2008.

Potential Payments Upon Termination or Change in Control

The following table provides estimates of the potential change in control, severance and other post-termination benefits Messrs. Whitman, Posner and Camaratta are entitled to receive as of the date of this Information Statement. Amounts for Mr. Whitman do not reflect any potential reductions to minimize the effect of the excise tax under Section 4999 of the Internal Revenue Code. Messrs. Akao and Malinouskas are not entitled to any severance benefits upon their termination of employment, but would be entitled to receive $40,624 and $105,369, respectively, with respect to their shares of restricted stock and/or stock options if a change in control occurred on the date of this Information Statement, assuming the value of our Common Stock equaled the Offer Price of $2.08. Ms. Stefan received $90,417 in connection with her termination of employment on March 31, 2009.

Potential Payments Upon Termination or Change in Control

Name	Cash Severance and Change in Control Payments ($)		Continuation of Medical / Welfare and Other Benefits (present value) ($)		Acceleration and Continuation of Equity Awards ($)		Excise Tax Gross Up ($)	Total Termination Benefits ($)
Michael P. Whitman
Voluntary retirement	—		—		—		—	—
Termination upon permanent disability		(1)	—		—		—	—
Involuntary, without cause termination	536,747	(2)	65,171	(3)	—		—	601,918
Involuntary, without cause termination after change in control	1,873,127	(4)	—		432,500	(5)	—	2,305,627

Brian M. Posner
Voluntary retirement	—		—		—		—	—
Involuntary, without cause termination	125,000	(6)	—		—		—	125,000
Involuntary, without cause termination after change in control	250,000	(7)	—		270,000	(5)	—	520,000

Joseph Camaratta
Voluntary retirement	—		—		—		—	—
Involuntary, without cause termination	75,000	(8)	—		—		—	75,000
Involuntary, without cause termination after change in control	75,000	(8)	—		270,000	(5)	—	345,000

(1)	Mr. Whitman is entitled to receive a pro-rata bonus payment upon his termination of employment due to disability.

(2)	Represents base salary payable from August 31, 2009 through December 31, 2010, the end of the employment term under Mr. Whitman’s amended employment agreement.

(3)	Represents cost of continued health coverage through December 31, 2010 and monthly payments of $2,500 through December 31, 2010.

(4)	Represents (A) cash severance payments of (i) 300% of current base salary totaling $1,207,680 and (ii) pro-rata tax payments totaling $6,667 and (B) change in control payments of (i) cash bonus equal to 50% of current base salary totaling $201,280, (ii) a $25,000 transaction bonus and (iii) exchange option bonus totaling $432,500.

(5)	Represents the intrinsic value of stock options outstanding as of August 3, 2009 based upon the merger consideration of $2.08 per share.

(6)	Represents six months of salary continuation payments.

(7)	Represents twelve months of salary continuation payments.

(8)	Represents four months of salary continuation payments.

Pension Benefits for 2008

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the year ended December 31, 2008.

Nonqualified Deferred Compensation for 2008

Our named executive officers did not earn any nonqualified deferred compensation from us during the year ended December 31, 2008.

DIRECTOR COMPENSATION

Each non-employee director receives cash compensation at a rate of $20,000 per year. The chairmen of our Audit and Compensation Committees receive $25,000 in cash compensation per year, and our Presiding Director receives an additional $17,000 per year. In addition, non-employee directors are paid $2,000 for each regularly scheduled board meeting that they attend in person or by teleconference and are reimbursed, upon request, for travel and other out-of-pocket expenses incurred in connection with their attendance at board meetings. Each non-employee director who continued in office after our 2009 Annual Meeting received a non-qualified stock option to purchase 4,688 shares of our common stock. These stock options will vest in equal monthly installments over three years from the date of grant. All such stock options shall become fully vested in the event of a change of control of our company. None of our non-employee directors participates in any non-equity incentive plan or pension plan maintained by the company, nor are any of our non-employee directors entitled to severance or retirement benefits upon termination of their services on our Board of Directors.

The following table provides compensation information for all of our non- employee directors during 2008:

	Fees earned or paid in cash (1)	Option Awards (2)	All Other Compensation	Total
Gerald Dorros, M.D.	$40,000	$15,705	—	$55,705
Charles W. Federico	25,012	4,747	—	29,759
James R. Locher III	38,000	18,548	—	56,548
John C. Moran	45,598	15,705	—	61,303
Lon E. Otremba	45,598	15,705	—	61,303
Mary Kay Scucci	13,511	1,335	—	14,846

(1)	Consists of cash compensation earned, prorated for the director’s term of service, a board meeting fee of $2,000 for each regularly scheduled board meeting attended by the director and an additional fee of $5,000 for the chairs of the Audit Committee and Compensation Committee. Fees earned or paid in cash for Dr. Dorros include $12,000 earned in 2007 and paid in 2008. Fees earned or paid in cash for Mr. Locher include $10,000 earned in 2007 and paid in 2008. Fees earned or paid in cash for Mr. Moran include $14,500 earned in 2007 and paid in 2008. Fees earned or paid in cash for Mr. Otremba include $14,500 earned in 2007 and paid in 2008.

(2)	Amounts shown do not reflect cash or stock compensation actually received by the director but rather represent compensation expense recognized in our 2008 consolidated financial statements in accordance with SFAS 123(R) for stock option awards granted to our directors, except that we have disregarded any estimate of future forfeitures related to service-based vesting conditions with respect to such stock option awards. The other assumptions used to calculate the expense amounts shown for stock options granted in 2008 are set forth in Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K/A filed with the SEC on April 9, 2009.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (CD&A) included in this Information Statement with management. Based on that review and discussion, the Compensation Committee recommended to our Board of Directors that the CD&A be included in this Information Statement for filing with the Securities and Exchange Commission.

Submitted by:

The Compensation Committee of the Board of Directors

Charles W. Federico, Chair

Gerald Dorros, M.D.

Lon E. Otremba

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee has furnished the following report:

To the Board of Directors of Power Medical Interventions, Inc.:

The Audit Committee of the Board of Directors is currently composed of three members and acts under a written charter first adopted and approved on September 7, 2007. The current Audit Committee charter is available in the “Investor Relations-Corporate Governance” section of the Company’s Website located at http://www.pmi2.com. The members of the Audit Committee are independent directors, as defined in its charter and the applicable NASDAQ rules. The Audit Committee held eight (8) meetings during 2008.

The primary role of our Audit Committee is to assist our Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information proposed to be provided to shareholders and others, the adequacy of the system of internal control over financial reporting and disclosure controls and procedures established by management and the board, and the audit process and the independent registered public accounting firm’s qualifications, independence and performance.

Management is responsible for establishing and maintaining our system of internal controls and for preparation of our financial statements. Our independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an audit of our consolidated financial statements in accordance with generally accepted auditing standards and issuing an opinion on the financial statements. The Audit Committee has met and held discussions with management and our independent registered public accounting firm, and has also met separately with our independent registered public accounting firm, without management present, to review the adequacy of our internal controls, financial reporting practices and audit process.

The Audit Committee has reviewed the Company’s audited financial statements for the fiscal year ended December 31, 2008 and has discussed these financial statements with management and the Company’s independent registered public accounting firm. The Audit Committee has also received from, and discussed with, the Company’s independent registered public accounting firm various communications that such independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by Statement on Auditing Standard (SAS) 61 (Communication with Audit Committees), as amended. SAS 61 requires the Company’s independent registered public accounting firm to discuss with the Audit Committee, among other things, the following:

•	methods used to account for significant unusual transactions;

•	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

•

the process used by management in formulating particularly sensitive accounting estimates and the basis for the conclusions of the Company’s independent registered public accounting firm regarding the reasonableness of those estimates; and

•	disagreements with management over the application of accounting principles, the basis for management’s accounting estimates and the disclosures in the financial statements.

The Company’s independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communications with the Audit Committee concerning independence. In addition, the Audit Committee discussed with the independent registered public accounting firm its independence from the Company. The Audit Committee also considered whether the independent registered public accounting firm’s provision of certain other non-audit related services to the Company is compatible with maintaining such firm’s independence.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Submitted by:

The Audit Committee of the Board of Directors

Mary Kay Scucci, Chair

John C. Moran

Lon E. Otremba

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures

Pursuant to a policy of the Board of Directors, we submit all transactions involving a commitment greater than a stated amount, which currently is $500,000, that we contemplate entering into, including related person transactions, to the Board of Directors for approval. In addition, we have adopted a written policy providing that our Audit Committee is responsible for reviewing and approving all transactions between us and any related person which are of a character that would require disclosure under Item 404 of Regulation S-K. Our policy provides that a “related person transaction” is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, involving an amount exceeding $120,000 in which we are a participant and in which any of our executive officers, directors or 5% stockholders, or any immediate family member of any of our executive officers, directors or 5% stockholders, has or will have a direct or indirect material interest. Pursuant to our policy, neither our Audit Committee nor our Board of Directors will approve or ratify any related person transaction which the Audit Committee or the Board of Directors, as the case may be, determines is not in, or not inconsistent with, the best interests of the Company. Each of the related party transactions listed below was approved by a disinterested majority of our Board of Directors after full disclosure of the interest of the related party in the transaction.

In addition to the compensation arrangements with directors and the executive officers described above, the following is a description of each transaction during fiscal year 2008 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Transactions with Related Persons

In October 2008 we made an advance of salary of approximately $24,000 to Mr. Whitman. Such advance was made by us on Mr. Whitman’s behalf to Mr. Whitman’s brokerage account to enable Mr. Whitman to satisfy a margin call requirement in cash rather than in shares of our common stock, which would have resulted in sales of our stock during a restricted trading period. This advance was approved by our then chief financial officer and was repaid by Mr. Whitman in full in December 2008.

Following an investigation by the Audit Committee of the Board, our Board, with Mr. Whitman having removed himself from its deliberations, determined that the advance was an inadvertent violation of Section 402 of the Sarbanes-Oxley Act of 2002 which our internal controls and procedures did not prevent. The advance was made based upon the mistaken belief by Mr. Whitman and our then chief financial officer that the prohibitions on loans made to executive officers set forth in Section 402 of the Sarbanes-Oxley Act of 2002 did not encompass short term salary advances. Our Board of Directors has determined that this matter was an isolated incident and has required the payment of imputed interest calculated based on an annual interest rate of 2.19% on the amounts of salary advanced. In addition, the Board of Directors has terminated our consulting arrangement with our former chief financial officer.

Dr. Dorros is a co-founder and director of us and is one of our largest stockholders, owning beneficially approximately 12.6% of our outstanding common stock. We entered into the following transactions with Dr. Dorros during fiscal 2007 and 2008 to date.

Amendments to common stock purchase warrants. On February 26, 2007, our Board of Directors agreed to amend the terms of outstanding warrants to purchase an aggregate of 452,337 shares of our common stock held by Dr. Dorros and members of his family. The warrants, which had a weighted average exercise price of $13.76 per share, were due to expire in May 2007. The amendments extend the term of the warrants so that rights to purchase shares expire as follows: 10% in May 2007, 22.5% in May 2008, 22.5% in May 2009, 22.5% in May 2010 and 22.5% in May 2011. In exchange for our agreement to amend the terms of the warrants, Dr. Dorros agreed to purchase a minimum of $1.0 million of our convertible notes. On May 15, 2007, Dr. Dorros exercised his right to purchase 45,233 shares of common stock pursuant to these warrants.

Purchase of convertible notes. On March 30, 2007, the Gerald and Myra S. Dorros Revocable Trust, an entity controlled by Dr. Dorros, purchased $1.0 million of our convertible notes. Except for the warrant amendment described above, Dr. Dorros did not receive any benefit from this transaction that was not received on a pro rata basis by each other purchaser of our convertible notes.

Amendment to Registration Rights Agreement. On January 28, 2008, we and the holders of our outstanding convertible notes, including Dr. Dorros, entered into an Amendment to Notes and Registration Rights Agreement. The amendment amends the convertible notes and that certain Registration Rights Agreement between us and the holders of the convertible notes, dated March 30, 2007, to extend the deadline for us to file a registration statement with the Securities and Exchange Commission to register the resale of shares of our common stock that are issuable upon conversion of the convertible notes, and to terminate our obligation to file any such registration statement, effective March 30, 2008.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and stockholders who beneficially own more than 10% of any class of our equity securities registered pursuant to Section 12 of the Exchange Act (collectively, the “Reporting Persons”) to file initial statements of beneficial ownership of securities and statements of changes in beneficial ownership of securities with respect to our equity securities with the SEC. All Reporting Persons are required by SEC regulation to furnish us with copies of all reports that such Reporting Persons file with the SEC pursuant to Section 16(a).

Based solely on our review of the copies of such forms received by us and upon written representations of the Reporting Persons received by us, we believe that all Section 16(a) filing requirements applicable to our named executive officers and directors were complied with except as set forth below. Each of our non-employee directors Messrs. Federico, Locher, Moran and Otremba, Ms. Scucci and Dr. Dorros filed a Form 4 reporting the receipt of stock options granted by our Board of Directors in June 2009 that should have been reported on an earlier Form 4. Mr. Malinouskas, an executive officer, filed a Form 4 reporting the receipt of stock options and restricted stock granted by our Board of Directors in November 2008 and July 2009, respectively, that should have been reported on earlier filed Form 4s.

SCHEDULE I

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the PMI Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of PMI if so designated. None of the Potential Designees currently is a director of, or holds any position with, PMI. Purchaser has informed PMI that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of PMI, has a familial relationship with any director or executive officer of PMI or has been involved in any transactions with PMI or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of August 3, 2009, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Covidien, 15 Hampshire Street, Mansfield, MA 02048. References below to “Covidien” include Covidien, PLC, its predecessor, and the health care business of Tyco International for all periods prior to the separation of Covidien Ltd. from Tyco International.

Name	Age	Current Principal Occupation and Five-Year Employment History
Kevin G. DaSilva	45	Mr. DaSilva has been Vice President and Treasurer of Covidien since June 2007. Prior to that, he was Assistant Treasurer of Tyco International from July 2003 to June 2007. Prior to joining Tyco International, Mr. DaSilva was with Lucent Technologies Inc. where he was Financial Vice President and served as Chief Financial Officer of the Worldwide Services Division from 2002 to 2003 and Assistant Treasurer from 1997 to 2002. Mr. DaSilva is also a member of the board of directors and Vice President and Treasurer of USSC and Covidien DE.

Eric C. Green	51	Mr. Green has been the Vice President and Chief Tax Officer of Covidien since June 2007. Prior to that, he was Vice President, Tax Planning and Analysis of Tyco International from October 2003 to June 2007. Prior to joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001. Mr. Green is a also Vice President and Assistant Treasurer of USSC and Covidien DE.

John W. Kapples	49	Mr. Kapples is a member of the board of directors and a Vice President and Secretary of both USSC and Covidien DE. Mr. Kapples has been Vice President and Secretary of Tyco Healthcare Group LP d/b/a/ Covidien since November 2006. Prior to that, Mr. Kapples was Vice President and Secretary of Raytheon Company from January 2000 to October 2006.

John H. Masterson	48	Mr. Masterson has been Senior Vice President and General Counsel of Covidien since December 2006. Prior to that, Mr. Masterson served as Vice President and General Counsel of Covidien since 1999. Mr. Masterson is also Vice President and Assistant Secretary of Covidien DE.

I-1

Name	Age	Current Principal Occupation and Five-Year Employment History
Amy A. McBride-Wendell	48	Ms. McBride-Wendell has been Senior Vice President, Strategy and Business Development of Covidien since December 2006. Prior to that, Ms. McBride-Wendell served as Vice President, Business Development of Covidien since 1998.

Matthew J. Nicolella	40	Mr. Nicolella is Vice President and Chief Mergers & Acquisitions/Licensing Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. Mr. Nicolella was Associate General Counsel for Tyco Healthcare Group LP from October 2003 through January 2007. Mr. Nicolella is also a member of the board of directors and a Vice President and Assistant Secretary of Purchaser.

Lawrence T. Weiss	40	Since December 2006, Mr. Weiss has been Vice President and Chief International Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. From 2003 through 2006, Mr. Weiss was Associate General Counsel of Tyco Healthcare Group LP. Mr. Weiss is a Vice President and Assistant Secretary of Purchaser.

I-2

ANNEX II

PRIVILEGED AND CONFIDENTIAL

July 28, 2009

Board of Directors

Power Medical Interventions, Inc.

2021 Cabot Boulevard West

Langhorne, PA 19047

Members of the Board:

We understand that United States Surgical Corporation (“Parent”), a Delaware corporation and wholly-owned, indirect subsidiary of Covidien plc, an Irish company, Covidien Delaware Corp. (“Merger Sub”), a newly-formed Delaware corporation and a direct or indirect wholly-owned subsidiary of Parent, and Power Medical Interventions, Inc., a Delaware corporation (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, that (i) Merger Sub will commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), for cash consideration of $2.08 per share (the “Consideration”) and (ii) subsequent to the Tender Offer, Merger Sub will merge with and into the Company (the “Merger”). The terms and conditions of the Tender Offer and Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub, and their respective affiliates).

In arriving at our opinion, we have, among other things:

A.	reviewed a draft dated July 27, 2009 of the Merger Agreement;

B.	reviewed certain publicly available financial and other information about the Company;

C.	reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

D.	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

E.	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

F.	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant; and

G.	conducted such other financial studies, analyses and investigations as we deemed appropriate.

II-1

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to us or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals or the results of any such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company, including the probability of certain recapitalization events occurring in the future, which would have a significant bearing on the Company’s ability to continue as a going concern. We express no opinion as to the Company’s financial forecasts or the assumptions on which they were made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Tender Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Merger in any way meaningful to our analysis.

In addition, we were not authorized to and did not solicit any expressions of interest from any other parties (other than three parties specifically requested by the Company) with respect to the sale of all or any part of the Company or any other alternative transaction. We have assumed that the terms set forth in the Merger Agreement are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such transactions, and no opinion is expressed whether any alternative transaction might result in consideration more favorable to the Company’s stockholders than that contemplated by the Merger Agreement.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Tender Offer and the Merger, and our opinion does not address (i) the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, (ii) the underlying business decision by the Company to engage in the Tender Offer or the Merger or (iii) the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender shares of Common Stock in the Tender Offer or as to how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion

II-2

as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by, any of the Company’s officers, directors or employees, or any such class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the Consideration to be received by holders of shares of the Common Stock. The opinion has been authorized by a Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Tender Offer and the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Tender Offer and Merger. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to the Company and affiliates of the Company, including having acted as joint bookrunner with respect to the Company’s initial public offering (gross proceeds of $48,702,500) in October 2007, and as sole placement agent with respect to the Company’s 7% Senior Secured Convertible Notes offering (gross proceeds of $25,000,000) in March 2007. We may continue to provide financial advisory and financing services to the Company and affiliates of the Company and have received, and may receive, fees for the rendering of such services. We maintain a market in the securities of the Company, and, in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub, and their respective affiliates).

Very truly yours,

JEFFERIES & COMPANY, INC.

II-3